UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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Altria Group, Inc.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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(4)   Date Filed: April 7, 2016

2016

Notice of Annual Meeting of Shareholders and Proxy Statement

 Altria



Altria

6601 West Broad Street
Richmond, Virginia 23230

Dear Fellow Shareholder:

It is my pleasure to invite you to join us at the 2016 Annual Meeting of Shareholders of Altria Group, Inc. to be held on Thursday, May 19, 2016 at 9:00 a.m., Eastern Time, at the Greater Richmond Convention Center, 403 North 3rd Street, Richmond, Virginia 23219.



At this year's meeting, we will vote on the election of 11 directors, the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm and, if properly presented, two shareholder proposals. We will also conduct a non-binding advisory vote to approve the compensation of the Company's named executive officers. There also will be a report on the Company's business, and shareholders will have an opportunity to ask questions.

To attend the meeting, an admission ticket and government-issued photo identification are required. **To request an admission ticket, please follow the instructions on page 9 in response to Question 16**. One immediate family member who is 21 years of age or older may accompany a shareholder as a guest.

We use the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their shareholders over the Internet. We believe this expedites shareholders receiving proxy materials, lowers costs and conserves natural resources. We thus are mailing to many shareholders a Notice of Internet Availability of Proxy Materials, rather than a paper copy of the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. The Notice of Internet Availability explains how to access the proxy materials online, vote online and obtain a paper copy of our proxy materials.

Your vote is very important. I encourage you to complete, sign and return your proxy card, or use telephone or Internet voting prior to the meeting, so that your shares will be represented and voted at the meeting even if you cannot attend.

April 7, 2016

Sincerely,

Martin J. Barrington
Chairman, Chief Executive Officer and President

**For further information about the 2016 Annual Meeting,
please call 1-804-484-8838**

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NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS OF ALTRIA GROUP, INC.

DATE AND TIME:	Thursday, May 19, 2016 at 9:00 a.m., Eastern Time
PLACE:	The Greater Richmond Convention Center 403 North 3rd Street Richmond, Virginia 23219
ITEMS OF BUSINESS:	1) To elect as directors the 11 nominees named in the accompanying Proxy Statement. 2) To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016. 3) To hold a non-binding advisory vote to approve the compensation of the Company's named executive officers. 4) To vote on two shareholder proposals, if properly presented at the meeting. 5) To transact other business properly coming before the meeting.
WHO CAN VOTE:	You are entitled to vote if you were a shareholder of record at the close of business on Monday, March 28, 2016.
VOTING:	We urge you to participate in the meeting, either by attending and voting in person or by voting through other acceptable means as promptly as possible. You may vote by telephone, through the Internet or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). Each share is entitled to one vote on each matter to be voted upon at the annual meeting. Your vote is important and we urge you to vote.
MEETING ADMISSION:	If you plan to attend the meeting, you must request an admission ticket in advance. To request an admission ticket, please follow the instructions on page 9 in response to Question 16 of the accompanying Proxy Statement.
2015 ANNUAL REPORT:	A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 accompanies this Proxy Statement.
DATE OF DISTRIBUTION:	This Notice, the Proxy Statement and proxy card are first being made available or mailed to shareholders on or about April 7, 2016.

By Order of the Board of Directors,

W. Hildebrandt Surgner, Jr.
Corporate Secretary

April 7, 2016
Richmond, Virginia

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 19, 2016

The Company's Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2015 are available, free of charge, at www.altria.com/proxy.

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PROXY STATEMENT – TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information about Altria Group, Inc. (the "Company," "Altria," "we," "our" or "us") and certain information contained elsewhere in this proxy statement ("Proxy Statement") for Altria's 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting" or the "meeting"). This summary does not contain all of the information that you should consider in voting your shares. You should read the entire Proxy Statement carefully before voting.

VOTING MATTERS AND BOARD RECOMMENDATIONS

Proposal	Board Vote Recommendation	Page Reference
Proposal 1 – Election of Directors	FOR each nominee	56
Proposal 2 – Ratification of the Selection of Independent Registered Public Accounting Firm	FOR	62
Proposal 3 – Non-Binding Advisory Vote to Approve the Compensation of the Company's Named Executive Officers	FOR	63
Proposal 4 – Shareholder Proposal Regarding a Report on Tobacco Product Constituents and Ingredients and Their Potential Health Consequences	AGAINST	64
Proposal 5 – Shareholder Proposal Regarding Participation in Mediation of Any Alleged Human Rights Violations Involving Altria's Operations	AGAINST	66

CASTING YOUR VOTE

How to Vote		Shareholders of Record (Shares registered in your name with Altria's transfer agent, Computershare) and Employee Benefit Plan Participants	Street Name Holders (Shares held through a Broker, Bank or Other Nominee)
Internet	Visit the applicable voting website:	www.investorvote.com/altria	www.proxyvote.com
Mobile Device	Scan the QR Code to vote using your mobile device:		Refer to voting instruction form.
Telephone	Within the United States, U.S. Territories and Canada, call toll-free:	1-800-652-VOTE (8683)	Refer to voting instruction form.
Mail	Complete, sign and mail your proxy card or voting instruction form in the self-addressed envelope provided.		
In Person	For instructions on attending the 2016 Annual Meeting in person, please see Question 16 on page 9.		

BOARD NOMINEES

You are being asked to vote on the following 11 nominees for director. All directors are elected annually by a majority of the votes cast. Information about each director's experiences, qualifications and skills can be found beginning on page 56.

Name	Age	Director Since	Principal Occupation	Independent	Board Committee Membership*
Gerald L. Baliles	75	2008	Retired Director and Chief Executive Officer, Miller Center of Public Affairs	Yes	CC, EC, IC, NC
Martin J. Barrington	62	2012	Chairman, Chief Executive Officer and President, Altria Group, Inc.	No	EC
John T. Casteen III	72	2010	President Emeritus, University of Virginia	Yes	AC, IC, NC
Dinyar S. Devitre	68	2008	Special Advisor, General Atlantic LLC	Yes	FC, IC
Thomas F. Farrell II	61	2008	Chairman, President and Chief Executive Officer, Dominion Resources, Inc.	Yes	CC, EC, NC
Thomas W. Jones	66	2002	Senior Partner, TWJ Capital LLC	Yes	AC, CC, EC, FC
Debra J. Kelly-Ennis	59	2013	Retired President and Chief Executive Officer, Diageo Canada, Inc.	Yes	AC, IC, NC
W. Leo Kiely III	69	2011	Retired Chief Executive Officer, MillerCoors LLC	Yes	CC, EC, FC, IC
Kathryn B. McQuade	59	2012	Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited	Yes	AC, CC, FC
George Muñoz	64	2004	Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz	Yes	AC, EC, FC, NC
Nabil Y. Sakkab	68	2008	Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company	Yes	EC, FC, IC, NC

* AC	Audit Committee	EC	Executive Committee	IC	Innovation Committee
CC	Compensation Committee	FC	Finance Committee	NC	Nominating, Corporate Governance & Social Responsibility Committee

CORPORATE GOVERNANCE HIGHLIGHTS

- Annual election of directors
- Proxy access right
- Directors elected by majority voting
- 10 of our 11 director nominees are independent
- Resignation policy for directors in failed elections
- Director retirement guidelines
- Independent presiding director
- All NYSE-required Board committees consist solely of independent directors

- Regular executive sessions of independent directors
- Over 90% average Board and Committee meeting attendance in 2015
- Annual Board and Committee self-evaluations
- Comprehensive new director orientation
- Ongoing director education programs
- Comprehensive Code of Conduct and Corporate Governance Guidelines

- No shareholder rights plan or "poison pill"
- Robust political activity disclosure and compliance program
- Board participation in executive succession planning
- Strong pay-for-performance philosophy
- Compensation "clawback" policy
- Stock ownership guidelines for directors and executive officers
- Policy prohibiting hedging of our shares

PROXY ACCESS

Understanding that many shareholders view proxy access as an important issue, we conducted outreach with various stakeholders as we thoughtfully considered the issue. In December 2015, our Board adopted a proxy access bylaw reflecting its commitment to strong corporate governance and acknowledging the important role our shareholders play in Altria's corporate governance process. The bylaw allows a shareholder or group of shareholders to include in our annual meeting proxy materials director candidates that they have nominated. The proxy access bylaw provides, among other things, that a shareholder or group of up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least the previous three years may seek to include director candidates in our annual meeting proxy materials. These shareholders may nominate the greater of two or up to 20% of the number of directors then serving on the Board. Please refer to our By-Laws for additional requirements relating to proxy access.

SHAREHOLDER ENGAGEMENT

We value our shareholders' perspective on our businesses and each year interact with shareholders through numerous engagement activities. In 2015, these included our investor day, three investor road shows, five investor conferences, individual investor meetings and our 2015 Annual Meeting of Shareholders ("2015 Annual Meeting"). Our Investor Relations department is the contact point for shareholder interaction with the Company. Shareholders may also access investor information about the Company through our website at www.altria.com/investors. For questions concerning Investor Relations, please call 804-484-8222 or e-mail us from the Contact Us section available on our website (www.altria.com/ContactUs).

2015 BUSINESS HIGHLIGHTS

Altria delivered yet another year of excellent business results and outstanding returns for its shareholders in 2015. Highlights from 2015 include the following:

- Altria's total shareholder return ("TSR") of 23.1% far outpaced Altria's Peer Group, the S&P Food, Beverage & Tobacco Index and the S&P 500 Index, marking the third consecutive year that TSR has exceeded 20%.

2015 Total Shareholder Return


23.1%
16.6%
14.7%
1.4%
Altria
2015 Altria Peer Group (1)
S&P Food, Beverage & Tobacco Index
S&P 500 Index

Source: Bloomberg Daily Return (December 31, 2014 - December 31, 2015)

Note: Assumes reinvestment of dividends as of the ex-dividend date.

Three-Year Total Shareholder Return


112.9%
64.0%
62.2%
52.6%
Altria
2015 Altria Peer Group (1)
S&P Food, Beverage & Tobacco Index
S&P 500 Index

Source: Bloomberg Daily Return (December 31, 2012 - December 31, 2015)

Note: Assumes reinvestment of dividends as of the ex-dividend date.

- Altria continued to deliver against our two long-term financial goals of growing adjusted diluted earnings per share ("EPS") [(2)] at an average annual rate of 7% to 9%, and maintaining a target dividend payout ratio of approximately 80% of adjusted diluted EPS.

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(1) For 2015, Altria's Peer Group included The Kraft Heinz Company in addition to the other companies identified in the 2015 Altria Peer Group table on page 36.

(2) Adjusted diluted EPS is a financial measure that is not consistent with generally accepted accounting principles in the United States ("GAAP"). See Annex A to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

- Full-year adjusted diluted EPS, which excludes the impact of special items, grew 8.9% in line with our long-term adjusted diluted EPS growth objectives.

- Altria paid nearly $4.2 billion in dividends in 2015, consistent with our goal of paying out approximately 80% of adjusted diluted EPS.

- In August 2015, Altria's Board of Directors increased the regular quarterly dividend by 8.7%, which was Altria's 49th dividend increase in the last 46 years.

- Also, during 2015, Altria purchased 10.7 million shares of its common stock at an average price of $51.83 for a total cost of approximately $554 million.

  

- Altria's core businesses generated impressive and consistent income growth during the year behind the strength of their premium brands.

  - The smokeable products segment grew adjusted operating companies income ("OCI") [3] by 10.9%, and Philip Morris USA Inc. ("PM USA") grew the retail share of *Marlboro* by 0.2 share points to 44.0%.

  - The smokeless products segment grew adjusted OCI by 4.9% and U.S. Smokeless Tobacco Company LLC ("USSTC") grew the combined retail share of *Copenhagen* and *Skoal* by 0.3 share points to 51.3%.

  - Ste. Michelle Wine Estates Ltd. ("Ste. Michelle") grew adjusted OCI by 13.4% and is one of the fastest growing premium wine companies in the United States.

  

- In November 2015, Anheuser-Busch InBev SA/NV ("AB InBev") and SABMiller plc ("SABMiller") jointly announced that they had reached an agreement on the terms of AB InBev's offer to effect a business combination with SABMiller. If the transaction is completed, Altria expects to receive an approximate 10.5% stake in the new, combined company and approximately $2.5 billion in pre-tax cash, have two seats on the new company's board of directors, continue the use of equity accounting for the asset's contribution to Altria's earnings and achieve continued tax efficiency. [4]

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(3)   Adjusted OCI is a financial measure that is not consistent with GAAP. See Annex A to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

(4)   Certain anticipated benefits are subject to proration, as described in our 2015 Annual Report on Form 10-K.

For more information regarding Altria's 2015 performance, please review our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("2015 Annual Report on Form 10-K").

COMPENSATION PROGRAM HIGHLIGHTS

▪ Annual incentive awards for the executive officers named in the Summary Compensation Table on page 43 ("named executive officers" or "NEOs") reflect Altria's excellent 2015 business performance and are consistent with or slightly higher than last year's awards. Stock awards reflected in the Summary Compensation Table were granted in January 2015 and reflect 2014 performance.

▪ At the 2015 Annual Meeting:

  ▪ 96% of the votes cast approved, on an advisory basis, the compensation of our NEOs, demonstrating strong alignment of shareholder interests with our executive compensation program and philosophy; and

  ▪ 95% of the votes cast approved our new five-year 2015 Performance Incentive Plan, which includes changes from the prior plan that we believe reflect good governance practices and further align our executive compensation program with shareholder interests. For more information on the changes, please see page 62 of the proxy statement for our 2015 Annual Meeting ("2015 Proxy Statement").

Key Governance Features of Our Executive Compensation Program

The following summary highlights our commitment to executive compensation practices that align the interests of our executives and shareholders:

What We Do	What We Don't Do
✓ **Pay for Performance** - A significant portion of our NEOs' compensation is at-risk variable compensation.	✗ **No Excessive Perquisites** - Perquisites represent less than 2% of our NEOs' compensation.
✓ **Double-Trigger Change in Control** - Our shareholder-approved 2015 Performance Incentive Plan includes a double-trigger change in control provision.	✗ **No Individual Supplemental Executive Retirement Plans**
✓ **Multiple Performance Metrics** - Variable compensation is based on more than one measure to encourage balanced incentives.	✗ **No Hedging** - Our policy prohibits our executive officers from engaging in hedging activities with Altria stock.
✓ **Stock Ownership Guidelines** - All NEOs exceed Altria's robust stock ownership requirements.	✗ **No Pledging** - Our NEOs do not pledge their Altria shares.
✓ **"Clawback" Provisions** - Our policy provides for the adjustment or recovery of compensation in certain circumstances.	✗ **No Employment Agreements** - All of our NEOs are employed on an at-will basis.
✓ **Award Caps** - All our variable compensation plans have caps on plan formulas.	✗ **No Tax Gross-Ups**
✓ **Below Average Share Utilization** - The Company has below average run rates for equity compensation, as compared to S&P 500 companies.	✗ **No Share Recycling**
✓ **Tally Sheets** - The Compensation Committee reviews compensation tally sheets at least annually as part of making individual compensation decisions for our NEOs.	
✓ **Confidentiality & Non-Compete Agreements** - All NEOs are subject to confidentiality and non-compete agreements.	

QUESTIONS AND ANSWERS ABOUT THE 2016 ANNUAL MEETING AND VOTING

1. WHY DID I RECEIVE THESE PROXY MATERIALS?

Our Board of Directors ("Board of Directors" or "Board") is furnishing to you this Proxy Statement to solicit proxies on its behalf to be voted at the 2016 Annual Meeting on May 19, 2016 at 9:00 a.m., Eastern Time, at the Greater Richmond Convention Center, 403 North 3rd Street, Richmond, Virginia 23219. The proxies also may be voted at any adjournments or postponements of the meeting.

All properly executed written proxies, and all properly completed proxies submitted by telephone or by the Internet, that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the completion of voting at the meeting.

2. WHAT IS A PROXY?

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

The Board of Directors has designated Martin J. Barrington and Denise F. Keane as proxies for the 2016 Annual Meeting.

3. WHAT IS THE RECORD DATE AND WHAT DOES IT MEAN?

The record date for the 2016 Annual Meeting is March 28, 2016 (the "record date"). The record date was established by the Board of Directors as required by Virginia law. Only shareholders of record at the close of business on the record date are entitled to:

(a)   receive notice of the meeting; and

(b)   vote at the meeting and any adjournments or postponements of the meeting.

Each shareholder of record on the record date is entitled to one vote for each share of common stock held. On the record date, there were 1,956,882,046 shares of common stock outstanding.

4. WHAT IS THE DIFFERENCE BETWEEN A SHAREHOLDER OF RECORD AND A SHAREHOLDER WHO HOLDS STOCK IN STREET NAME?

If your shares of stock are registered in your name on the books and records of our transfer agent, Computershare Trust Company, N.A., you are a shareholder of record.

If your shares of stock are held for you in the name of your broker, bank or other nominee, your shares are held in street name. The answer to Question 12 describes brokers' discretionary voting authority and when your broker, bank or other nominee is permitted to vote your shares of stock without instructions from you.

It is important that you vote your shares if you are a shareholder of record and, if you hold shares in street name, that you provide appropriate voting instructions to your broker, bank or other nominee as discussed in the answer to Question 12.

5. WHAT ARE THE DIFFERENT METHODS THAT I CAN USE TO VOTE MY SHARES OF COMMON STOCK?

By Telephone or Internet: All shareholders of record may vote their shares of common stock by telephone (within the United States, U.S. territories and Canada, there is no charge for the call) or by the Internet, using the procedures and instructions described on the proxy card and other enclosures. Street name holders may vote by telephone or the Internet if their brokers, banks or other nominees make those methods available. If that is the case, each broker, bank or other nominee will enclose instructions with the Proxy Statement. The telephone and Internet voting procedures, including the use of control numbers, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

In Writing: All shareholders also may vote by mailing their completed and signed proxy card (in the case of shareholders of record) or their completed and signed voting instruction form (in the case of street name holders).

In Person: All shareholders of record may vote in person at the meeting. Street name holders must obtain a legal proxy from their broker, bank or other nominee and bring the legal proxy to the meeting in order to vote in person at the meeting.

See also "Proxy Statement Summary – Casting Your Vote" on page 1.

6. WHAT ITEMS WILL BE VOTED ON AT THE 2016 ANNUAL MEETING?

Proposal	Voting Choices, Board Recommendation and Voting Requirement
Proposal 1 – Election of Directors (pages 56 – 61)	**Voting Choices** • Vote for a nominee; • Vote against a nominee; or • Abstain from voting on a nominee. Board Recommendation **The Board recommends a vote "FOR" each of the nominees named in the Proxy Statement.** Voting Requirement Directors will be elected by a majority of the votes cast. A majority of the votes cast means that the number of votes "FOR" a nominee must exceed the number of votes "AGAINST" that nominee. Any director who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election is required to offer promptly in writing to submit his or her resignation to the Board in accordance with the Company's Corporate Governance Guidelines. The Nominating, Corporate Governance and Social Responsibility Committee will consider the offer and recommend to the Board whether to accept the offer. The full Board will consider all factors it deems relevant to the best interests of the Company, make a determination and publicly disclose its decision and rationale within 90 days after confirmation of the election results.
Proposal 2 – Ratification of the Selection of Independent Registered Public Accounting Firm (page 62)	Voting Choices • Vote for the ratification; • Vote against the ratification; or • Abstain from voting. Board Recommendation **The Board recommends a vote "FOR" this proposal.** Voting Requirement The selection of the independent registered public accounting firm will be ratified if the votes cast "FOR" exceed the votes cast "AGAINST."
Proposal 3 – Non-Binding Advisory Vote to Approve the Compensation of the Company's Named Executive Officers (page 63)	Voting Choices • Vote for the compensation of the Company's named executive officers; • Vote against the compensation of the Company's named executive officers; or • Abstain from voting. Board Recommendation **The Board recommends a vote "FOR" this proposal.** Voting Requirement The compensation of the Company's named executive officers will be approved on an advisory basis if the votes cast "FOR" exceed the votes cast "AGAINST." This vote is not binding upon the Company, the Board or the Compensation Committee. Nevertheless, the Compensation Committee values the opinions expressed by shareholders through their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for the Company's named executive officers.

Proposal	Voting Choices, Board Recommendation and Voting Requirement
Proposal 4 – Shareholder Proposal Regarding a Report on Tobacco Product Constituents and Ingredients and Their Potential Health Consequences (pages 64 – 65)	**Voting Choices** • Vote for the proposal; • Vote against the proposal; or • Abstain from voting. **Board Recommendation** **The Board recommends a vote "AGAINST" this shareholder proposal.** **Voting Requirement** The shareholder proposal will be approved if the votes cast "FOR" exceed the votes cast "AGAINST."
Proposal 5 – Shareholder Proposal Regarding Participation in Mediation of Any Alleged Human Rights Violations Involving Altria's Operations (pages 66 – 67)	**Voting Choices** • Vote for the proposal; • Vote against the proposal; or • Abstain from voting. **Board Recommendation** **The Board recommends a vote "AGAINST" this shareholder proposal.** **Voting Requirement** The shareholder proposal will be approved if the votes cast "FOR" exceed the votes cast "AGAINST."

7. ARE VOTES CONFIDENTIAL?

It is our long-standing practice to hold the votes of each shareholder in confidence from directors, officers and employees, except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (b) in the case of a contested proxy solicitation; (c) if a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to the Company; or (d) to allow the independent inspectors of election to certify the results of the vote.

8. WHO COUNTS THE VOTES?

As we have for many years, we retain an independent tabulator to receive and tabulate the proxies and appoint independent inspectors of election to certify the results.

9. WHAT IF I DO NOT SPECIFY A CHOICE FOR A MATTER WHEN RETURNING A PROXY?

Shareholders should specify their voting choice for each matter on the accompanying proxy. If you sign and return your proxy, yet you do not make a specific choice for one or more matters, unvoted matters will be voted "FOR" the election of each of the nominees for director, "FOR" the proposal to ratify the selection of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), "FOR" the non-binding advisory vote to approve the compensation of the Company's named executive officers and "AGAINST" each of the two shareholder proposals, as applicable.

10. HOW DO I VOTE IF I PARTICIPATE IN THE DIVIDEND REINVESTMENT PLAN?

The proxy card includes your dividend reinvestment plan shares. The answer to Question 5 above explains how you can vote.

11. WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that you have multiple accounts with brokers and/or our transfer agent. *Please vote all of these shares represented by each proxy card.* We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare Trust Company, N.A. Computershare's address is P.O. Box 43078, Providence, Rhode Island 02940-3078; you can reach Computershare at 1-800-442-0077 (from within the United States or Canada) or 1-781-575-3572 (from outside the United States or Canada).

12. WILL MY SHARES BE VOTED IF I DO NOT PROVIDE MY PROXY OR VOTING INSTRUCTIONS?

Shareholders of Record: If you are a shareholder of record (see Question 4), your shares will not be voted if you do not provide your proxy unless you vote in person at the meeting. *It is, therefore, important that you vote your shares.*

Street Name Holders: If your shares are held in street name (see Question 4) and you do not provide your voting instructions to your bank, broker or other nominee, your shares may be voted by your broker, bank or other nominee but *only* under certain circumstances. Specifically, under the New York Stock Exchange ("NYSE") rules, shares held in the name of your broker, bank or other nominee may be voted by your broker, bank or other nominee on certain "routine" matters if you do not provide voting instructions.

Only the ratification of the selection of PricewaterhouseCoopers as the Company's independent registered public accounting firm is considered a "routine" matter for which brokers, banks or other nominees may vote uninstructed shares. The other proposals to be voted on at the meeting are not considered "routine" under NYSE rules, so the broker, bank or other nominee cannot vote your shares on any of these other proposals unless you provide to the broker, bank or other nominee voting instructions for each of these matters. If you do not provide voting instructions on a non-routine matter, your shares will not be voted on that matter, which is referred to as a "broker non-vote." *It is, therefore, important that you vote your shares.*

13. ARE ABSTENTIONS AND BROKER NON-VOTES COUNTED?

Abstentions and broker non-votes on one or more matters will not be considered votes cast and, therefore, will not affect the outcome of the vote on those matters at the 2016 Annual Meeting. Broker non-votes are described more particularly in Question 12 above.

14. HOW CAN I REVOKE A PROXY OR CHANGE MY VOTE?

If you are a shareholder of record, you can revoke a proxy or change your vote before the completion of voting at the meeting by:

(a) giving written notice to the Corporate Secretary of the Company;

(b) delivering a later-dated proxy; or

(c) voting in person at the meeting.

If your shares are held in street name, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.

15. WHO WILL PAY THE COST OF THIS PROXY SOLICITATION?

The cost of this solicitation of proxies will be paid by the Company. In addition to the use of the mail, some of the officers and regular employees of the Company or its subsidiaries may solicit proxies by telephone or e-mail and will request brokerage houses, banks and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of common stock held of record by such persons. The Company will reimburse such persons for expenses incurred in forwarding such soliciting material. It is contemplated that additional solicitation of proxies will be made in the same manner under the engagement and direction of our proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, at an anticipated cost of $24,000, plus reimbursement of out-of-pocket expenses.

16. HOW DO I OBTAIN ADMISSION TO THE 2016 ANNUAL MEETING?

If you plan to attend the meeting, *you must request an admission ticket in advance*.

Please submit your request for an admission ticket by completing the Pre-Registration Form located on the last page of this Proxy Statement and submitting it, along with your proof of ownership as of the record date for the meeting (March 28, 2016), no later than May 13, 2016, using one of the means identified on the Pre-Registration Form.

If your shares are held for you in the name of your broker, bank or other nominee, please provide evidence of your stock ownership as of the record date for the meeting (such as your voting instruction form, a current letter from your broker, bank or other nominee or a photocopy of a brokerage or other account statement).

If you are a duly appointed proxy for a shareholder, you must provide proof of your appointment and proof of share ownership for the shareholder for whom you are a proxy.

You may bring only one immediate family member as a guest. All immediate family member guests must be 21 years of age or older. If you are a duly appointed proxy for a shareholder, you may not bring a guest.

All meeting attendees must present government-issued photo identification, such as a driver's license or passport, at the meeting.

The meeting facilities will open at 8:00 a.m., Eastern Time, to facilitate your registration and security clearance. For your security, you will not be permitted to bring any packages, briefcases, large pocketbooks or bags into the meeting. Also, cellular and digital phones, audio tape recorders, video and still cameras, pagers, laptops and other portable electronic devices will not be permitted into the meeting. We thank you in advance for your patience and cooperation with these rules.

17. MAY SHAREHOLDERS ASK QUESTIONS AT THE 2016 ANNUAL MEETING?

Yes. The Chairman will answer shareholders' questions during the question and answer period of the meeting. In order to provide an opportunity for everyone who wishes to ask a question, each shareholder will be limited to two minutes. Shareholders may ask a second question if all others have first had their turn and if time allows. When speaking, shareholders must direct questions to the Chairman and confine their questions to matters that relate directly to the business of the meeting.

18. HOW MANY VOTES MUST BE PRESENT TO HOLD THE 2016 ANNUAL MEETING?

In order for us to conduct the meeting, a majority of our outstanding shares of common stock as of the record date for the meeting (March 28, 2016), must be present in person or by proxy at the meeting. This is referred to as a quorum.

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, telephone or mail.

Abstentions and shares of record held by a broker, bank or other nominee ("broker shares") that are voted on any matter are also included in determining the number of shares present. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

BOARD AND GOVERNANCE MATTERS

Board Responsibility

The primary responsibility of the Board of Directors is to foster the long-term success of the Company. In fulfilling this role, each director must exercise his or her good faith business judgment of the best interests of the Company. The Board has responsibility for establishing broad corporate policies, setting strategic direction and overseeing management, which is responsible for the day-to-day operations of the Company.

Board Meetings and Attendance

The Board holds regular meetings typically during the months of January, February, May, August, October and December, and holds special meetings when necessary. The Board's organizational meeting follows the annual meeting of shareholders. One of the meetings focuses significantly on reviewing the Company's strategic plan. The Board held nine meetings in 2015. The Board meets in executive session at every in-person Board meeting, which is followed by a session of only independent directors led by the Presiding Director. Directors are expected to attend Board meetings, meetings of the Committees on which they serve and the annual meeting of shareholders, with the understanding that on occasion a director may be unable to attend a meeting. During 2015, all nominees for director attended at least 90% of the aggregate number of meetings of the Board during their respective terms of service and of all Committees on which they served. In addition, all directors attended the 2015 Annual Meeting.

Board Composition

As of the date of this Proxy Statement, our Board consists of 11 directors. Directors are elected annually at each annual meeting to serve until the next annual meeting and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. The Board has adopted retirement guidelines that require a director who will have attained the age of 75 as of the date of the next annual meeting to tender his or her written resignation to the Board at least six months prior to such annual meeting. If the Board determines that continued service by the director is in the best interests of the Company, the Board has the discretion not to accept the resignation. As required under the retirement guidelines, Governor Baliles tendered his resignation to the Board in October 2015; after due consideration, the Board did not accept his resignation.

Each of the nominees currently serves as a director and was elected by the shareholders at the 2015 Annual Meeting. Biographical information and qualifications of the nominees for director are included under "Proposal 1 – Election of Directors" on page 56.

We are committed to reviewing periodically our Board's composition to ensure that we continue to have the right mix of skills, background and tenure. The current composition of our Board is as follows:



Our Board has a breadth of skills and experience. As detailed under "Proposal 1 – Election of Directors," we believe that our Board has demonstrated leadership in a variety of positions across various professions and industries. Our directors' professional skills and experience include:

DIRECTOR SKILLS AND EXPERIENCE	
▪ Consumer goods experience	▪ Public policy expertise
▪ Regulated industries experience	▪ Public company board experience
▪ Chief executive officer experience	▪ Leadership in innovation
▪ Financial expertise, including chief financial officer experience	▪ Information technology/cybersecurity experience

Board Leadership Structure and Governance

The Board believes that it is important to retain the flexibility to allocate the responsibilities of the Chairman of the Board (the "Chairman") and the Chief Executive Officer ("CEO") in a way that it considers to be in the best interests of the Company. After due consideration by the Nominating, Corporate Governance and Social Responsibility Committee and the Board, the Board has concluded that presently combining the roles of Chairman and CEO is in the best interests of the Company. The Company's Mission is to own and develop financially disciplined businesses that are leaders in responsibly providing adult tobacco and wine consumers with superior branded products. The Board believes that the combination of the roles of Chairman and CEO promotes the pursuit of the Company's Mission by allowing the senior-most executive with accountability for the Company's day-to-day operations and execution of the Company's strategic plan, who also possesses significant business, regulatory and industry knowledge, to set Board meeting agendas (in consultation with the Presiding Director), to lead the related discussions and to communicate with one voice to employees, shareholders and other stakeholders. The Board considers this effective and efficient structure to be particularly appropriate for the Company given the unique challenges that the Company has faced and continues to face in its businesses, particularly domestic tobacco, and the enhanced regulatory environment.

The Board's strict adherence to sound corporate governance practices, as reflected in the Company's Corporate Governance Guidelines, has promoted, and continues to promote, the effective and independent exercise of Board leadership for the Company and its shareholders. The Company has a strong and experienced independent Presiding Director who, in discharging his responsibilities, promotes dialogue among independent members of the Board and directly, clearly and regularly communicates the views of the Board to management. Moreover, our independent directors convene at each Board meeting in an executive session led by the Presiding Director.

RESPONSIBILITIES OF OUR PRESIDING DIRECTOR

- Preside over executive sessions of the independent directors and at all meetings at which the Chairman is not present
- Call meetings of the independent directors as he or she deems necessary
- Serve as a liaison between the Chairman and the independent directors
- Together with the Chairman, approve agendas for Board meetings
- Advise the Chairman of the Board's informational needs and, where appropriate, approve information sent to the Board
- Together with the Chair of the Compensation Committee, communicate goals and objectives to the Chairman and CEO and the results of the evaluation of his performance
- Be available for consultation and communication if requested by major shareholders

Board and Committee Self-Evaluations

The Board assesses annually the effectiveness of the Board and its Committees ("Committees") in advancing our Mission. The method for conducting the annual Board and Committee self-evaluations has consisted of interviews conducted by the Presiding Director, interviews conducted by the Chair of the Nominating, Corporate Governance and Social Responsibility Committee, third-party interviews and written surveys. More recently, the Board has determined that interviews by the Presiding Director or the Chair of the Nominating, Corporate Governance and Social Responsibility Committee is a highly effective method of conducting the self-evaluations. The Nominating, Corporate Governance and Social Responsibility Committee oversees the evaluation process, including determining the format, and presents to the Board the results of the self-evaluations to identify opportunities to enhance effectiveness. Self-evaluation topics generally include, among other matters, Board composition and structure, meeting topics and process, information flow, Board oversight of risk management and strategic planning, succession planning and access to management. The Board discusses the results of each annual self-evaluation and, as appropriate, implements enhancements and other modifications identified during the self-evaluation.

Advancement Planning and CEO Succession

The Board believes that senior executive advancement and succession is one of its most important responsibilities. The Compensation Committee is responsible for overseeing the development of executive succession plans and reviewing such plans, evaluating and making recommendations to the Board regarding potential candidates to become CEO, and evaluating and approving candidates to fill other senior executive positions. At least annually, the Chairman and CEO meets with the Compensation Committee and the Board to discuss CEO succession planning (including specific candidates). The Compensation Committee also considers the procedure for the timely and efficient transfer of CEO responsibilities in the event of an emergency or the sudden incapacitation, departure or death of the Chairman and CEO. The Chairman and CEO meets with the Compensation Committee at least annually to discuss the performance of key members of the Company's senior management. These matters are regularly communicated to the Board by the Chair of the Compensation Committee.

Governance Guidelines, Policies and Codes

The Board has adopted Corporate Governance Guidelines. In addition, the Board has adopted a Code of Business Conduct and Ethics for Directors ("Director Code") that applies to our directors and a policy with regard to reviewing certain transactions in which the Company is a participant and an officer, director or nominee for director has had or may have a direct or indirect material interest. These documents are available on the Company's website at www.altria.com/governance. The Company has also adopted the Altria Code of Conduct ("Code of Conduct") that applies to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Conduct is available on the Company's website at www.altria.com/codeofconduct.

Information on, or that can be accessed through, the Company's website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings the Company makes with the U.S. Securities and Exchange Commission ("SEC").

Committees of the Board of Directors

The Board has established various standing Committees to assist it with the performance of its responsibilities. The Board designates the members of these Committees and the Committee Chairs annually at its organizational meeting following the annual meeting of shareholders, based on the recommendations of the Nominating, Corporate Governance and Social Responsibility Committee. The Chair of each Committee develops the agenda for that Committee and determines the frequency and length of Committee meetings. After each meeting, each Committee provides a full report to the Board.

The Board has adopted written charters for each of these Committees. These charters are available on the Company's website at www.altria.com/governance. The following table summarizes the primary responsibilities of the Committees:

Committee	Primary Responsibilities
Audit	The Audit Committee assists the Board in its oversight of (i) the integrity of the Company's financial statements and financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of the Company's independent registered public accounting firm, (iii) the internal auditors and the internal audit function and (iv) the Company's compliance with legal and regulatory requirements. The Audit Committee also prepares the Audit Committee report that the rules of the SEC require the Company to include in its proxy statement. See pages 21 to 22 for further matters related to the Audit Committee, including its report for the year ended December 31, 2015.
Compensation	The Compensation Committee determines and approves CEO compensation and reviews and approves the compensation of the other executive officers, including salary, annual incentive awards and long-term incentive awards. The Compensation Committee also oversees the development of executive succession plans and evaluates and makes recommendations to the Board regarding potential CEO candidates. In addition, the Compensation Committee evaluates the design and effectiveness of the Company's incentive programs. See pages 23 to 24 for further matters related to the Compensation Committee, including a discussion of its procedures and its report on the Compensation Discussion and Analysis appearing on pages 26 through 42.
Executive	The Executive Committee has authority to act for the Board during intervals between Board meetings to the extent permitted by law.

Committee	Primary Responsibilities
Finance	The Finance Committee monitors the Company's financial condition, oversees the sources and uses of cash flow and the investment of certain employee benefit plan assets and advises the Board with respect to financing needs, dividend policy, share repurchase programs and other financial matters.
Innovation	The Innovation Committee assists the Board in its oversight of the strategic goals and objectives of the innovation programs of the Company's subsidiaries, which include innovation strategy, adult consumer research and marketplace insights, development and engineering programs and technological initiatives.
Nominating, Corporate Governance and Social Responsibility	The Nominating, Corporate Governance and Social Responsibility Committee identifies individuals qualified to become Board members consistent with the criteria established by the Board and described in the Company's Corporate Governance Guidelines, and recommends a slate of nominees for election at each annual meeting of shareholders; makes recommendations to the Board concerning the appropriate size, function, needs and composition of the Board and its Committees; reviews non-employee director compensation and recommends changes in compensation to the Board; advises the Board on corporate governance matters; oversees the self-evaluation process of the Board and its Committees; and provides oversight of the Company's public affairs, corporate reputation and societal alignment strategies.

The following table sets forth the current members of each of the Committees and the number of meetings held during 2015:

Name	Audit [1]	Compensation [2]	Executive	Finance	Innovation	Nominating, Corporate Governance and Social Responsibility [3]
Gerald L. Baliles*		✓	✓		✓	Chair
Martin J. Barrington			Chair			
John T. Casteen III*	✓				✓	✓
Dinyar S. Devitre*				✓	✓	
Thomas F. Farrell II* [4]		✓	✓			✓
Thomas W. Jones*	✓	✓	✓	Chair		
Debra J. Kelly-Ennis*	✓				✓	✓
W. Leo Kiely III*		Chair	✓	✓	✓	
Kathryn B. McQuade*	✓	✓		✓		
George Muñoz*	Chair		✓	✓		✓
Nabil Y. Sakkab*			✓	✓	Chair	✓
2015 Meetings	**7**	**5**	**0**	**5**	**4**	**4**

_____

*   Independent Director.

(1)   The Audit Committee consists entirely of non-management directors all of whom the Board has determined are independent within the meaning of the listing standards of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has determined that all members of the Audit Committee are financially literate and that George Muñoz is an "audit committee financial expert" within the meaning set forth in the regulations of the SEC.

(2)   The Compensation Committee consists entirely of non-management directors all of whom the Board has determined are independent within the meaning of the listing standards of the NYSE; are non-employee directors for the purposes of Rule 16b-3 of the Exchange Act; and satisfy the requirements of Internal Revenue Code Section 162(m) for outside directors.

(3)   The Nominating, Corporate Governance and Social Responsibility Committee consists entirely of non-management directors all of whom the Board has determined are independent within the meaning of the listing standards of the NYSE.

(4)   Presiding Director.

The Board's Risk Oversight Role

The Board believes it has in place effective processes to identify and oversee the material risks facing the Company and its businesses and that these processes are consistent with, and provide additional support for, the current leadership structure of the Board. The Board, both acting as a full Board and through its Committees, plays an important oversight role in the Company's risk management processes. Regular Board and Committee meetings cover multiple days. Management from the Company and different Company subsidiaries and business functions attend each meeting. Board members also conduct periodic site visits to Company subsidiary locations both in and outside the Company's Richmond, Virginia headquarters. These meetings and site visits and, as appropriate, communications between Board meetings, allow the Board to discuss with management the operational risks facing the businesses of the Company's subsidiaries.

The Company conducts an enterprise risk management process to identify, prioritize and manage risks that have the potential to present the most significant obstacles to achieving business objectives. Management reports annually to the Board on this process.

The Board, directly or through its Committees, also oversees management of the following risk areas:

- *Legal and Regulatory Risk*: The Board, both directly and through the Audit Committee, receives regular updates on various legal and regulatory matters, including developments in litigation and developments related to U.S. Food and Drug Administration ("FDA") regulation of certain of the Company's subsidiaries, thereby reviewing the Company's management of legal and regulatory risk. In addition, reports to the Audit Committee at each of its meetings by the Company's Chief Compliance Officer and corporate audit personnel provide insight into the Company's risk assessment and risk management policies and processes, including enterprise risk management.

- *Financial and Accounting Risk*: The Finance and Audit Committees oversee the Company's management of financial, accounting, internal controls and liquidity risks through interaction at each meeting with the Chief Financial Officer, management from the Company's financial, accounting, auditing and treasury functions (as appropriate) and, for the Audit Committee, representatives from the Company's independent registered public accounting firm.

- *Reputational and Governance Risk*: Through its interaction with business functions responsible for the Company's public policy and societal alignment activities and strategies, the Nominating, Corporate Governance and Social Responsibility Committee oversees the ways in which the Company manages reputational and public policy risk. The Nominating, Corporate Governance and Social Responsibility Committee also oversees risks related to Board organization, membership and structure and other corporate governance matters.

- *Executive Compensation Program Risk*: The Compensation Committee considers the extent to which the executive compensation program may create risk for the Company (see page 35 for a more detailed description).

- *Technology, Intellectual Property and Research and Product Development Risk*: The Innovation Committee oversees the Company's management of the risks associated with technology, research and product development, including intellectual property. The Audit Committee oversees the Company's information technology security program.



Directors

Process for Nominating Directors

The Nominating, Corporate Governance and Social Responsibility Committee is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at the annual meeting of shareholders.

In identifying potential candidates for Board membership, the Committee relies on suggestions and recommendations from directors, shareholders, management and others, including from time to time executive search and board advisory firms. The Committee does not distinguish between nominees recommended by shareholders and other nominees. Shareholders wishing to suggest candidates to the Nominating, Corporate Governance and Social Responsibility Committee for consideration as directors must submit a written notice to the Corporate Secretary of the Company following the procedures set forth in this Proxy Statement under "Questions and Answers about Communications, Company Documents and Shareholder Proposals – How Do I Communicate with the Board of Directors?" on page 71. The Company's By-Laws set forth the procedures that a shareholder must follow to nominate directors. The procedures are summarized under the same section in response to the question "How Can a Shareholder Nominate a Director or Submit a Proposal for Next Year's Annual Meeting?" on page 71.

Director Qualifications and Board Diversity

In reviewing nominee candidates, the Nominating, Corporate Governance and Social Responsibility Committee follows the process described above and, in so doing, considers both (i) the Company's Mission to own and develop financially disciplined businesses that are leaders in responsibly providing adult tobacco and wine consumers with superior branded products and (ii) its four related Mission goals – invest in leadership; align with society; satisfy adult consumers; and create substantial value for shareholders. The Committee has not established any specific minimum qualification standards for nominees to the Board; rather, in evaluating the suitability of individuals for Board membership, the Committee considers the ways in which it believes each nominee can assist the Company in pursuing its Mission and advancing one or more Mission goals.

The Committee evaluates each individual in the context of the Board as a whole, with the objective of recommending a group of directors that can best continue the Company's success and represent shareholder interests through the exercise of sound judgment. The Committee takes into account many factors, including whether the individual meets requirements for independence and whether the individual will enhance the diversity of views and experiences available to the Board in its deliberations. In determining whether to recommend a director for re-election, the Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board. In addition, the Committee considers whether the Board has specific needs for certain skills or attributes at a given time (for example, financial or chief executive officer experience). Other criteria for Board membership are set forth in the Company's Corporate Governance Guidelines.

Under "Proposal 1 – Election of Directors," we provide an overview of each nominee's principal occupation, business experience and other directorships, together with the key attributes, experience and skills considered by the Committee and the Board as being particularly meaningful in pursuing the Company's Mission and advancing one or more Mission goals.

EVALUATING BOARD DIVERSITY

The Company is committed to diversity, as reflected in its Mission goals, its Code of Conduct, its leadership development system and various other Company policies.

The Nominating, Corporate Governance and Social Responsibility Committee has a long-standing commitment to diversity, rather than a formal diversity policy, and is guided by the Company's diversity philosophy in its review and consideration of potential director nominees. In this regard, the Board and the Committee view diversity holistically. As set forth in the Company's Corporate Governance Guidelines, the Board and the Committee consider:

- whether the individual meets the requirements for independence;

- the individual's general understanding of the various disciplines relevant to the success of a large publicly-traded company in today's global business environment;

- the individual's understanding of the Company's businesses and markets;

- the individual's professional expertise and educational background; and

- other factors that promote diversity of views and experiences.

Director Independence Determinations

Under the listing standards of the NYSE, the Board must consist of a majority of independent directors. In making independence determinations, the Board observes NYSE and SEC criteria and considers all relevant facts and circumstances. The Board has also adopted categorical standards of director independence to further assist it in making these determinations. These standards are set forth in Annex A of the Company's Corporate Governance Guidelines, which are available on the Company's website at www.altria.com/governance.

On the recommendation of the Nominating, Corporate Governance and Social Responsibility Committee, the Board has affirmatively determined that each of the following nominees is independent in that such nominee has no material relationship with the Company: Gerald L. Baliles, John T. Casteen III, Dinyar S. Devitre, Thomas F. Farrell II, Thomas W. Jones, Debra J. Kelly-Ennis, W. Leo Kiely III, Kathryn B. McQuade, George Muñoz and Nabil Y. Sakkab. In making its recommendation to the Board, the Committee considered the following business relationships and transactions:

Business Relationships and Transactions Considered

Mr. Farrell is the Chief Executive Officer of Dominion Resources, Inc. ("Dominion"). A subsidiary of Dominion is a regulated public utility with which the Company or its subsidiaries has a commercial relationship for energy procurement. Amounts paid by the Company or its subsidiaries are set at rates fixed in accordance with the applicable regulatory authority. A Company subsidiary has an agreement with the same utility under which the Company subsidiary receives nominal payments in connection with a solar energy program overseen and approved by the same regulatory authority. The terms of the agreement are comparable to those the utility offers to other third parties. Mr. Farrell is neither responsible for, nor involved in, the utility's dealings with the Company or its subsidiaries, nor does Mr. Farrell materially benefit directly or indirectly from this relationship.

In July 2012, the Company and the Economic Development Authority of the City of Richmond ("EDA") entered into an agreement concerning the renovation of the historic Landmark Theater in Richmond, Virginia. Under the agreement, the Company acquired from the EDA the naming rights to the theater for a 20-year period for $10 million payable to the EDA over five years. The agreement reflects the Company's long-standing commitment to supporting cultural venues located in and around its communities. Messrs. Farrell and Barrington are non-employee directors of Richmond Performing Arts Center L.L.L.P., the entity responsible for overseeing various performing arts venues in the City of Richmond, including the Altria Theater (previously the Landmark Theater), for the benefit of the Richmond community. Neither Mr. Farrell nor Mr. Barrington materially benefits directly or indirectly from this relationship.

Mr. Devitre is a non-executive director of SABMiller, an entity in which the Company held approximately 27% of the economic and voting interest at December 31, 2015. Mr. Devitre serves at the Company's request as a non-executive member of SABMiller's 15-member Board of Directors in accordance with the Amended and Restated Relationship Agreement between the Company and SABMiller. Mr. Devitre's compensation for his SABMiller board service is limited to director fees paid by SABMiller. Mr. Devitre does not materially benefit directly or indirectly from this relationship.

The Company or its subsidiaries from time to time do business in the ordinary course on terms comparable to those provided to unrelated third parties with entities where Mr. Farrell, Ms. Kelly-Ennis and Mr. Muñoz serve as non-executive directors or where immediate family members (as defined in the Company's Policy on Related Person Transactions, which is discussed in "Related Person Transactions and Code of Conduct" on page 70) of Mr. Casteen, Mr. Devitre, Mr. Farrell, Mr. Kiely and Dr. Sakkab are employed in non-executive officer capacities. In each case, neither the director nor the immediate family member is responsible for, or involved in, the entity's day-to-day dealings with the Company or its subsidiaries, and the respective payments made by the Company or its subsidiaries to the entities in the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. None of Mr. Casteen, Mr. Devitre, Mr. Farrell, Ms. Kelly-Ennis, Mr. Kiely, Mr. Muñoz or Dr. Sakkab, or their respective immediate family members, materially benefits directly or indirectly from these relationships.

The Committee has determined that the foregoing business relationships and transactions did not affect the independence of any nominee for director.

In making its recommendation to the Board, the Committee also considered the following philanthropic relationships and transactions between the Company and its subsidiaries and various educational and other charitable entities located in or near the locations of Company or Company subsidiary facilities. The Company believes that corporate philanthropy furthers its Mission goal of investing in leadership, which includes investing meaningfully in the communities in which our employees live and work with the objective of making those communities leading environments where our businesses can succeed. In some cases, these relationships date back for many decades.

Philanthropic Relationships and Transactions Considered

The Company and the University of Virginia (the "University") have a long-standing relationship that has included employment recruiting and charitable donations. In 2015, the Company or its subsidiaries made certain charitable donations to the University in an aggregate amount of $1,428,334, with the significant majority supporting the University's Youth-Nex Center that promotes positive youth development and scholarships. These donations also included contributions under the Company's Matching Gift Program, which is discussed on page 19. In addition, the Company made ordinary course trade payments to the University in the aggregate amount of $259,407. The sum of these 2015 contributions and payments represent significantly less than 2% of the University's consolidated gross revenues. Mr. Casteen is a former President of the University. He now serves as President Emeritus of the University. Mr. Casteen's daughter-in-law, Laura Casteen, is employed by the University as an Associate Dean. Neither Mr. Casteen nor his daughter-in-law materially benefits directly or indirectly from this relationship.

The Company also has long-standing relationships with other educational and charitable organizations in the Richmond, Virginia region, where the Company and several of its subsidiaries are headquartered and employ approximately 3,800 people. In 2015, the Company made contributions to the following Richmond area educational and charitable organizations that exceeded $150,000:

- $472,950 to Virginia Commonwealth University in support of various academic programs and scholarships; and

- $700,000 to the Virginia Museum of Fine Arts in support of exhibitions.

Mr. Farrell served as a non-employee trustee of Virginia Commonwealth University until June 2015. He is no longer affiliated with the institution. Messrs. Farrell and Barrington are non-employee trustees of the Virginia Museum of Fine Arts. The contributions identified above did not in any case exceed the greater of $1 million or 2% of any such entity's consolidated gross revenues. Neither Mr. Farrell nor Mr. Barrington materially benefits directly or indirectly from these contributions.

In addition, the Company makes various grants and charitable contributions, including matching gifts under the Company's Matching Gift Program, to entities where Governor Baliles, Mr. Casteen, Mr. Farrell, Ms. Kelly-Ennis, Mr. Kiely, Ms. McQuade and Mr. Muñoz and immediate family members of Governor Baliles, Mr. Casteen, Mr. Farrell, Mr. Jones, Mr. Kiely and Ms. McQuade serve as non-executive directors or trustees or non-executive employees. A substantial majority of these grants and contributions was made to non-profit entities that serve the communities in which the Company and its subsidiaries operate and to non-profit educational programs and institutions located in and around these communities. In each case, payments by the Company in the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. None of Governor Baliles, Mr. Casteen, Mr. Farrell, Mr. Jones, Ms. Kelly-Ennis, Mr. Kiely, Ms. McQuade or Mr. Muñoz, or their respective immediate family members, materially benefits directly or indirectly from these contributions.

The Committee has determined that the foregoing philanthropic relationships and transactions did not affect the independence of any nominee for director.

Director Compensation

The Company's philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors. The Board believes that a substantial portion of director compensation should consist of equity-based compensation to assist in aligning directors' interests with the interests of shareholders. Directors who are employees of the Company (currently, only Mr. Barrington) receive no additional compensation for service as a director.

The Nominating, Corporate Governance and Social Responsibility Committee periodically reviews the competitiveness of director compensation (taking into account the Company's Compensation Survey Group described on page 35), considers the appropriateness of the form, mix and amount of director compensation and makes recommendations to the Board concerning such compensation with a view toward attracting and retaining qualified directors.

In 2015, the non-employee directors' compensation consisted of cash retainers and an equity award in the form of fully vested shares of Altria common stock. The following table presents the 2015 components of compensation for our non-employee directors:

Type of Compensation	Amount ($)
Annual Cash Board Retainer [1]	100,000
Annual Cash Retainer for Presiding Director	20,000
Annual Cash Retainer for Committee Chairs	
Audit	20,000
Compensation	20,000
Finance	10,000
Innovation	10,000
Nominating, Corporate Governance and Social Responsibility	10,000
Annual Cash Membership Retainer for each member of each committee above	5,000
Annual Equity Award	175,000

[1] The Annual Cash Board Retainer is paid in quarterly installments.

A non-employee director may elect to defer all or part of the award of shares of common stock and all or part of his or her retainers. Pursuant to the Deferred Fee Plan for Non-Employee Directors, deferred retainers are credited to an unfunded bookkeeping account and may be "invested" in various "investment choices," including an Altria common stock equivalent account. These "investment choices" parallel the investment options offered under the Deferred Profit-Sharing Plan for Salaried Employees and determine the "earnings" that are credited for bookkeeping purposes to a non-employee director's account. The non-employee director will receive deferred awards of common stock and cash distributions of deferred retainers either prior to or following termination of service from the Board, as elected by the non-employee director.

In addition to cash payments and stock awards, non-employee directors are covered under the Company's Business Travel Accident Insurance Plan, which is available generally to all employees of the Company.

Non-employee directors may also participate in the Company's Matching Gift Program. This program is available to all employees and non-employee directors. The Company will match eligible donations of a minimum of $25 up to $30,000 per year per employee or non-employee director on a dollar-for-dollar basis to eligible non-profit organizations. In 2015, the following non-employee directors participated in this program: Governor Baliles, Mr. Casteen, Mr. Devitre, Mr. Jones, Ms. Kelly-Ennis, Mr. Kiely, Ms. McQuade and Mr. Muñoz. The aggregate amount of matching payments for these eight directors in 2015 was $177,879.

The following table presents the compensation received by the non-employee directors for service as directors in fiscal year 2015:

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1] [2]	All Other Compensation ($) [3]	Total ($)
Gerald L. Baliles	125,000	175,029	12,544	312,573
John T. Casteen III	115,000	175,029	18,000	308,029
Dinyar S. Devitre	110,000	175,029	30,000	315,029
Thomas F. Farrell II	130,000	175,029	0	305,029
Thomas W. Jones	125,000	175,029	29,335	329,364
Debra J. Kelly-Ennis	115,000	175,029	10,000	300,029
W. Leo Kiely III	135,000	175,029	30,000	340,029
Kathryn B. McQuade	115,000	175,029	47,000	337,029
George Muñoz	135,000	175,029	1,000	311,029
Nabil Y. Sakkab	125,000	175,029	0	300,029

(1) Pursuant to the Stock Compensation Plan for Non-Employee Directors, on May 20, 2015, each non-employee director received 3,364 shares of Altria common stock with an aggregate grant date fair market value of $175,029. The dollar value is slightly higher than $175,000 because the grant is made in whole shares. The fair market value of the shares of $52.03 per share was based on the average of the high and low trading prices of Altria common stock on May 20, 2015.

(2) As of December 31, 2015, there were no stock options outstanding.

(3) All Other Compensation consists of matching gifts paid in 2015 under the Company's Matching Gift Program to charitable entities designated by the non-employee director, as more particularly described above. In the case of Ms. McQuade, the amount includes $17,000 in matching gift requests submitted for fiscal year 2014 that were paid by the Company in 2015 for administrative purposes.

Stock Ownership Guidelines for Non-Employee Directors and Prohibition on Hedging

The Board believes that stock ownership guidelines further align the interests of the Board with those of the Company's shareholders. The Company's non-employee directors are expected to hold the Company's common stock in an amount equal to the lesser of five times the then-current annual cash retainer or 26,000 shares. Directors are expected to reach this ownership level within five years of being elected to Board membership and to hold the requisite number of shares until retirement. The ownership requirement for non-employee directors may be satisfied with all beneficially owned shares, including deferred shares and share equivalents. As of December 31, 2015, all of our directors who had served on the Board for five or more years since their election held a sufficient number of shares to satisfy these guidelines.

The Company's non-employee directors are not permitted to engage in hedging activities with respect to our stock. Furthermore, our non-employee directors do not pledge their Altria shares.

AUDIT COMMITTEE MATTERS

Audit Committee Report for the Year Ended December 31, 2015

Management has the primary responsibility for the Company's financial statements and the reporting process, including the systems of internal accounting control. The Audit Committee monitors the Company's financial reporting processes and systems of internal accounting control, the independence and the performance of the independent registered public accounting firm and the performance of the internal auditors.

The Audit Committee has received representations from management that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and that the Company maintained effective internal control over financial reporting, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm their evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by applicable standards adopted by the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee has received from the independent registered public accounting firm written disclosures and a letter required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from the Company and its management. The Audit Committee pre-approved all fiscal year 2015 audit and permissible non-audit services provided by the independent registered public accounting firm and the fees for those services included on page 22. As part of this process, the Audit Committee reviewed non-audit services and fees to assure compliance with regulations prohibiting the independent registered public accounting firm from performing specified services that might impair their independence.

The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope of and plans for their respective audits. The Audit Committee has met with the internal auditors and the independent registered public accounting firm, separately and together, with and without management present, to discuss the Company's financial reporting processes and internal control over financial reporting. The Audit Committee has reviewed significant audit findings prepared by the independent registered public accounting firm and those prepared by the internal auditors, together with management's responses.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board the inclusion of the audited consolidated financial statements in the Company's 2015 Annual Report on Form 10-K.

Audit Committee:

George Muñoz, Chair
John T. Casteen III
Thomas W. Jones
Debra J. Kelly-Ennis
Kathryn B. McQuade

Independent Registered Public Accounting Firm's Fees

Aggregate fees, including out-of-pocket expenses, for professional services rendered by our independent registered public accounting firm, PricewaterhouseCoopers, for fiscal years ended December 31, 2015 and 2014 were comprised of the following (in thousands):

	2015 ($)	2014 ($)
Audit Fees [1]	6,289	5,965
Audit-Related Fees [2]	735	765
Tax Fees [3]	960	1,143
All Other Fees [4]	36	0
TOTAL	**8,020**	**7,873**

[1]   Fees and expenses associated with professional services rendered by PricewaterhouseCoopers in connection with (a) the audit of the Company's consolidated financial statements and internal control over financial reporting, including statutory audits of the financial statements of the Company's subsidiaries; (b) reviews of the Company's unaudited condensed consolidated interim financial statements; and (c) reviews of documents filed with the SEC.

[2]   Fees and expenses for professional services rendered by PricewaterhouseCoopers for audit-related services, which include certain employee benefit plan audits, accounting consultations and procedures relating to various other audit and special reports.

[3]   Fees and expenses for professional services rendered by PricewaterhouseCoopers in connection with U.S. and foreign tax compliance and planning, and consultation and advice on tax examinations.

[4]   Other fees in 2015 were related to a cybersecurity simulation exercise.

Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific budget. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees charged for each category of service at Audit Committee meetings throughout the year.

During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee must report on such approvals at the next scheduled Audit Committee meeting.

COMPENSATION COMMITTEE MATTERS

Introduction

The Compensation Committee consists entirely of non-management directors all of whom the Board has determined are independent within the meaning of the listing standards of the NYSE. The current members of the Committee are: W. Leo Kiely III (Chair); Gerald L. Baliles; Thomas F. Farrell II; Thomas W. Jones; and Kathryn B. McQuade. The Committee's responsibilities are described below and set forth in the Compensation Committee Charter, which is available on the Company's website at www.altria.com/governance.

Compensation Committee Interlocks and Insider Participation

During 2015, no executive officer of the Company served on the board of directors or compensation committee of another entity one or more of whose executive officers served as a member of the Board or the Compensation Committee. No member of the Compensation Committee at any time during 2015 or at any other time had any relationship with us that would be required to be disclosed as a related person transaction.

Compensation Committee Procedures

Scope of Authority

The responsibilities of the Compensation Committee are set forth in its charter and include, among other duties, the responsibility to:

- review and approve the Company's overall executive compensation philosophy and design;

- review and approve corporate goals and objectives relevant to the compensation of our CEO, evaluate the performance of our CEO in light of these goals and objectives and determine and approve the compensation of our CEO based on this evaluation;

- review and approve the compensation of all executive officers;

- make recommendations to the Board with respect to incentive compensation plans and equity-based plans, administer and make awards under such plans and review the cumulative effect of its actions;

- monitor compliance by executives with our stock ownership guidelines;

- monitor risks related to the design of the Company's compensation program;

- review and assist with the development of executive succession plans, evaluate and make recommendations to the Board regarding potential candidates to become CEO and evaluate and approve candidates to fill other senior executive positions;

- review and discuss with management our Compensation Discussion and Analysis; and

- prepare and approve the Compensation Committee's annual report for inclusion in our annual proxy statement.

In addition, the Compensation Committee determines ratings for Company performance for the annual and long-term cash incentive awards formulas.

In accordance with its charter, the Compensation Committee may delegate its authority to subcommittees or the Chair of the Committee when it deems appropriate, unless prohibited by law, regulation or NYSE listing standards.

Processes and Procedures for Establishing Executive Compensation

The primary processes and procedures for establishing and overseeing executive compensation include:

Compensation Committee Meetings. The Compensation Committee meets several times each year, including five times in 2015. The Chair of the Committee, in consultation with management and the other members, sets meeting agendas. The Committee reports its actions and recommendations to the Board.

Role of Consultants. As part of our annual compensation process, management engages Hewitt Associates, LLC d/b/a Aon Hewitt ("Aon Hewitt").

- Aon Hewitt conducts a survey of Compensation Survey Group companies. See page 35 for a description of the companies included in the Compensation Survey Group and the criteria and process for their selection. The survey collects compensation data and competitive practices. The Committee reviews the data to help it assess competitive levels of pay and the competitive mix of pay elements.

- Based on parameters developed by management, Aon Hewitt provides competitive compensation information focused on chief executive officer pay primarily from public filings, including annual proxy filings, by companies within our Compensation Survey Group. The Committee also reviews this data.

- Aon Hewitt provides background information on companies as reference for evaluating our Compensation Survey Group.

Aon Hewitt also reviews the Company's risk assessment process with respect to its executive compensation program as described on page 35. Aon Hewitt provides neither advice nor recommendations on the form or amount of Altria's executive or director compensation, nor does Aon Hewitt attend any Board or Committee meetings.

Role of Management.

- The Company's management provides input on overall executive compensation program design for the Compensation Committee's consideration.

- Each year, our Chairman and CEO presents to the Compensation Committee compensation recommendations for the Company's named executive officers, as well as certain other officers. The Committee reviews and discusses these recommendations with our CEO and, exercising its discretion, makes the final decision with respect to the compensation of these individuals. The CEO has no role in setting his own compensation.

- At the beginning of each year, our Chairman and CEO presents his proposed annual performance goals to the Compensation Committee for its consideration.

Compensation Committee Report for the Year Ended December 31, 2015

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained on pages 26 through 42 of this Proxy Statement with management. Based on its review and discussions with management, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee:

W. Leo Kiely III, Chair
Gerald L. Baliles
Thomas F. Farrell II
Thomas W. Jones
Kathryn B. McQuade

EXECUTIVE COMPENSATION – TABLE OF CONTENTS

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION TABLES

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this section, we provide a detailed description of Altria's executive compensation program, with a focus on the Compensation Committee's decisions with respect to our NEOs:

Name	Position during 2015
Martin J. Barrington	Chairman of the Board, Chief Executive Officer and President, Altria Group, Inc.
William F. Gifford, Jr.	Executive Vice President and Chief Financial Officer, Altria Group, Inc.
Howard A. Willard	Executive Vice President and Chief Operating Officer, Altria Group, Inc.
Denise F. Keane	Executive Vice President and General Counsel, Altria Group, Inc.
Craig A. Johnson	President and Chief Executive Officer, Altria Group Distribution Company
James E. Dillard	Senior Vice President, Regulatory Affairs and Chief Innovation Officer, Altria Client Services LLC
David R. Beran	Former President and Chief Operating Officer, Altria Group, Inc.

Mr. Beran retired as President and Chief Operating Officer ("COO") effective March 1, 2015. Please see "Retirement of President and COO" on page 42 of our 2015 Proxy Statement for more information. Also, Mr. Dillard was appointed Senior Vice President, Research, Development and Regulatory Affairs, Altria Group, Inc. effective January 1, 2016.

Executive Summary

Compensation Philosophy

Altria's executive compensation program aligns with Altria's Mission, Mission goals and Values, including Invest in Leadership. We believe that such an investment requires:

- clear alignment of the interests of our executives and shareholders;
- clear articulation of corporate and individual performance goals;
- transparent measurement of performance against those goals; and
- a competitive, financially disciplined executive compensation program that rewards past success and creates the appropriate incentives for future conduct.

Say on Pay

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 provides shareholders with an advisory vote ("Say on Pay") on the compensation of a company's named executive officers, as such compensation is disclosed in the company's annual proxy statement. Altria holds the vote, which is non-binding, annually and at the 2015 Annual Meeting, 96% of the votes cast approved our NEO compensation on an advisory basis. Upon consideration of the strong support shown in 2015 by the vote results, feedback from discussions with shareholders and other factors described in this Proxy Statement, the Compensation Committee decided that no significant changes to the executive compensation program were necessary for 2015.

Shareholder Engagement

From time to time we engage with institutional investors to gain their perspectives on our programs and corporate governance practices. Shareholders' feedback has been generally positive and no significant concerns have been raised.

Company Financial Performance

The Company's business performance is a key factor in determining executive compensation. The Company delivered excellent business performance in 2015, as reflected in the "2015 Business Highlights" beginning on page 3. The following graphs summarize the Company's one and three-year performance against key financial measures:

2015 Total Shareholder Return


23.1%
16.6%
14.7%
1.4%
Altria
2015 Altria Peer Group (1)
S&P Food, Beverage & Tobacco Index
S&P 500 Index

(1) For 2015, Altria's Peer Group included The Kraft Heinz Company in addition to the other companies identified in the 2015 Altria Peer Group table on page 36.

Source: Bloomberg Daily Return (December 31, 2014 – December 31, 2015)

Note: Assumes reinvestment of dividends as of the ex-dividend date.

Three-Year Total Shareholder Return (2013 – 2015)


112.9%
64.0%
62.2%
52.6%
Altria
2015 Altria Peer Group (1)
S&P Food, Beverage & Tobacco Index
S&P 500 Index

(1) For 2015, Altria's Peer Group included The Kraft Heinz Company in addition to the other companies identified in the 2015 Altria Peer Group table on page 36.

Source: Bloomberg Daily Return (December 31, 2012 – December 31, 2015)

Note: Assumes reinvestment of dividends as of the ex-dividend date.

Altria's Adjusted Diluted EPS



(1) Three-year compound annual growth rate ("CAGR") based on 2012 adjusted diluted EPS of $2.21.

Altria's Dividend [1]



(1) Annualized dividend based on quarterly dividend rate per common share declared in August of each year.

(2) Three-year CAGR based on the annualized dividend rate per common share of $1.76 that was declared in August 2012, with each August dividend similarly annualized.

Pay For Performance

The following graph illustrates the relationship between Mr. Barrington's total pay (including annualized long-term incentive plan ("LTIP") compensation) and Altria's indexed total shareholder return:



CEO Pay [1] **vs. Indexed TSR** [2]

(1)   CEO pay is calculated using an annualized allocation of the LTIP award. All other amounts are based on the Summary Compensation Table values.

(2)   Indexed TSR reflects a December 31, 2012 starting point (with a nominal value of 100) and represents the total growth (including dividends) from that date through each December 31.

2015 Performance of NEOs

The Compensation Committee considered several factors in approving each element of compensation. For example, the Compensation Committee evaluated the Company's financial and strategic performance, as described above and beginning on page 26, in the context of the 2015 Annual Incentive Award program (discussed under "2015 Executive Compensation Program Decisions – Annual Incentives" on page 37). The Compensation Committee also considered the individual performance of each NEO for purposes of approving salary increases, annual cash incentive awards and equity awards. Each executive, including our NEOs, is evaluated on a five-point scale of "Extraordinary," "Outstanding," "Valued," "More Expected" or "Unacceptable." Executives receive variable elements of compensation only after the relevant performance period – whether short- or long-term – has ended and the Compensation Committee has assessed actual Company performance and considered executive performance relative to stated goals.

The Compensation Committee concluded that our NEOs' successes in achieving their performance goals contributed significantly to the Company's strong overall 2015 performance. We discuss the performance of each NEO below. Based on this assessment and the plan designs described in "2015 Executive Compensation Program Decisions" on page 37, the Compensation Committee approved the compensation paid or awarded to our NEOs as detailed in the compensation tables.

- *Martin J. Barrington*. Mr. Barrington served as Chairman, CEO and President of the Company. He provided extraordinary strategic leadership to the Board, the executive team and employees in a dynamic economic, regulatory and competitive environment. Among other accomplishments, Mr. Barrington drove execution of the Company's strategy to maximize the core business while innovating for future value creation; pursued long-term strategic options for new revenue and income growth; made significant progress in strengthening the Company's culture; and maintained strong relationships with key external stakeholders. Specifically, Mr. Barrington guided the efforts of Altria and its companies to:

  - deliver $5.5 billion of adjusted net earnings,[1] a 2015 TSR of 23.1% (over 16 times the 2015 TSR of the S&P 500) and a dividend payout ratio of approximately 80% of adjusted diluted EPS (among the highest in the S&P Food, Beverage & Tobacco Index);

  - support the proposed transaction to combine AB InBev and SABMiller, which, upon closing, is expected to capture a significant premium on our investment in SABMiller, continue our participation in the global beer profit pool, achieve continued tax efficiency, provide Altria with two seats on the new company's board of directors, continue our use of equity accounting for the asset's contribution to Altria's earnings and provide Altria with approximately $2.5 billion in pre-tax cash; [2]

  - enter into an agreement with Philip Morris International Inc. ("PMI") to further accelerate development and commercialization of superior e-vapor products; and

  - strengthen the leadership capability of executives and the Company's culture with a focus on innovation, business simplification and diversity and inclusion.

- *William F. Gifford, Jr*. Mr. Gifford was appointed Executive Vice President and Chief Financial Officer ("CFO") of the Company effective March 1, 2015. His responsibilities included oversight of the Finance function, Strategy and Business Development, Investor Relations, and Philip Morris Capital Corporation. Mr. Gifford effectively managed the balance sheet, helped deliver adjusted diluted EPS growth of 8.9% and strong returns for our shareholders. Under his leadership, the Company continued to manage its debt profile by tendering $0.8 billion of 2018 high coupon debt generating significant interest expense savings. Mr. Gifford also oversaw the completion of a $1 billion share repurchase program and Altria's announcement of a new $1 billion program in July 2015. Mr. Gifford also had extensive involvement in supporting the AB InBev and SABMiller transaction, working to capture attractive terms for Altria.

- *Howard A. Willard*. Mr. Willard was appointed Executive Vice President and COO of the Company effective March 1, 2015. He oversaw PM USA, John Middleton Co. ("Middleton"), USSTC, Nu Mark LLC ("Nu Mark"), Ste. Michelle and Altria Group Distribution Company ("AGDC"), along with the Procurement, and Consumer & Marketplace Insights functions of Altria Client Services LLC ("Altria Client Services"). Under his leadership, the operating companies continued to deliver strong adjusted OCI growth and grow retail share in the smokeable and smokeless segments. The smokeable products segment had outstanding results, growing adjusted OCI by 10.9% while growing *Marlboro*'s retail share to a record 44.0%. The smokeless products segment continued to grow adjusted OCI and the combined retail share of *Copenhagen* and *Skoal* in a very competitive environment. Significant improvements in new mobile capabilities expanded the reach of these key brands and strengthened connections with our adult tobacco consumers. Nu Mark developed a more efficient retail distribution model, improved its supply chain and launched new *MarkTen* XL products by leveraging technologies from the Green Smoke acquisition. Ste. Michelle delivered a strong year of adjusted OCI growth of 13.4%, continued to innovate new brands and line extensions to meet or exceed evolving adult consumer preferences and earned critical acclaim with over 250 ratings of 90 or better on its wines.

- *Denise F. Keane*. Ms. Keane served as Executive Vice President and General Counsel of the Company. Her responsibilities included managing diverse litigation challenges and efficiently deploying the resources of the Law department to help the Company and its subsidiaries meet regulatory and business requirements. Her accomplishments included obtaining a favorable holding from the Illinois Supreme Court in *Miles/Price* and affirmation of the defense

---

(1) Adjusted net earnings is a non-GAAP financial measure. See Annex A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

(2) Certain anticipated benefits are subject to proration, as described in our 2015 Annual Report on Form 10-K.

judgment for PM USA from the California Court of Appeals in *Brown* (the California certified lights class action). Under Ms. Keane's leadership, the Company also successfully settled approximately 415 federal *Engle*-progeny cases. In addition, Ms. Keane oversaw the Law department's outstanding delivery of legal services to our companies on a wide range of complex legal and regulatory issues. Ms. Keane also had extensive involvement in supporting the AB InBev and SABMiller transaction, working to capture attractive terms for Altria.

- *Craig A. Johnson*. Mr. Johnson served as President and CEO of AGDC, which provides comprehensive sales, distribution and consumer engagement services to Altria's tobacco operating companies. Under his leadership, AGDC:

  - continued to drive engagement with adult tobacco consumers through enhanced branded websites and mobile technologies, including new mobile applications and mobile couponing capability;

  - identified new solutions to optimize the tobacco category space in traditional retail stores; and

  - began enhancing the retail engagement system to provide innovative solutions that better align our trade partners with our tobacco operating companies' brands.

- *James E. Dillard*. Mr. Dillard served as Senior Vice President, Regulatory Affairs and Chief Innovation Officer of Altria Client Services. His responsibilities included managing Altria's regulatory and innovation capabilities. In 2015, Mr. Dillard worked with the operating companies to enhance their five-year product portfolio plans to address adult tobacco consumers preferences, simplified and accelerated the product development process by conducting rapid experiments for new product concepts and developed innovation goals and metrics to track the organization's progress. Mr. Dillard also successfully led the Company's significant engagement efforts with the FDA.

After 38 years of exceptional service, Mr. Beran retired on March 1, 2015. Therefore, his 2015 individual performance is not discussed.

In addition to assessing Company and individual performance against stated goals to determine incentive compensation, the Compensation Committee looks at comprehensive contextual information, including industry compensation market data and tally sheets for each of the NEOs that include their total cash and long-term compensation, total defined benefit and defined contribution retirement plan accruals and perquisites for the last three years.

Executive Compensation Design

Principles

We strategically design our executive compensation program to promote our Mission, which is to own and develop financially disciplined businesses that are leaders in responsibly providing adult tobacco and wine consumers with superior branded products. In pursuing our Mission, we remain focused on four goals: Invest in Leadership, Align with Society, Satisfy Adult Consumers and Create Substantial Value for Shareholders.

Our Values guide our behavior as we pursue our Mission and our goals. Our Values are Integrity, Trust and Respect; Passion to Succeed; Executing with Quality; Driving Creativity into Everything We Do; and Sharing with Others.

Our executive compensation program includes multiple performance metrics to assess the efforts of all executives in pursuing our Mission and goals, while assuring that such efforts are guided by our Values. Specifically, our program is designed to satisfy the following objectives:

- promote pursuit of business strategies that create substantial value for shareholders and are executed with integrity;

- reward quality execution by making a significant portion of the compensation of our executives dependent on the achievement by the Company and the individual of financial and key strategic goals;

- align the interests of shareholders and executives through equity and cash-based long-term incentive awards and stock ownership guidelines;

- support the attraction, development and retention of world-class leaders; and

- promote internal fairness and a disciplined qualitative and quantitative assessment of performance.

The elements of our executive compensation program serve these objectives with the following design principles (as shown in the chart below):

- a mix of fixed and at-risk variable compensation, with executives at higher levels having a higher proportion of variable compensation;
- a mix of short-term and long-term compensation to appropriately reward and motivate the achievement of both annual and long-term goals and objectives; and
- a mix of cash and equity compensation that seeks to discourage actions solely driven by our stock price to the detriment of strategic goals and to minimize the potentially dilutive nature of equity compensation on shareholder value.

2015 CEO and NEO Pay Mix [(1)]


Fixed
Variable
CEO
Salary 10%
Annual Incentive 25%
Long-Term Cash Incentive 24%
Long-Term Equity Incentive 41%
Fixed
Variable
Other NEOs
Salary 15%
Annual Incentive 20%
Long-Term Cash Incentive 27%
Long-Term Equity Incentive 39%

(1) Includes 2015 actual salary, annual incentive award, grant date fair value of long-term equity awards and target (annualized) cash LTIP award. Pay components may not add to 100% due to rounding.

Elements

The table below provides a brief side-by-side comparison of the elements of our 2015 executive compensation program.

			Long-Term Incentive Awards	
	Salary	**Annual Incentive**	**Equity**	**Cash**
Form of Compensation	Cash	Cash	Restricted stock units (“RSUs”)	Cash
Performance Period	Ongoing	Annual	Annual with, in most cases, three-year vesting periods	Three years; end-to-end cycles
Award Criteria	Individual performance	Company and individual performance	Individual performance and advancement potential	Company and individual performance
Company Performance Alignment		• Adjusted diluted EPS growth • Adjusted discretionary cash flow • Strategic initiatives	• Stock price appreciation	• Adjusted diluted EPS growth • Relative TSR • Strategic initiatives

The table below summarizes the elements and objectives of the 2015 executive compensation program for the NEOs. In addition, the general objective of each element is to attract and retain world-class leaders.

2015 Executive Compensation Program

	Element	Summary Description	Objective
Annual Compensation	**Salary**	Fixed cash compensation based on role at the Company.	• Provide financial stability • Recognize individual role, experience, responsibility and performance
	Annual Incentive Awards	Cash-based incentive plan based on prior year's performance.	• Recognize annual Company financial and strategic performance after it is delivered • Recognize annual individual performance after it is delivered
Long-Term Incentive Compensation	**Equity Awards**	Equity awards based on prior year's individual performance and advancement potential. For 2015, award delivered as RSUs with three-year vesting.	• Align NEOs' interests with shareholders through stock ownership • Recognize individual performance after it is delivered and advancement potential • Build stock ownership • Retain talented leaders
	Long-Term Incentive Plan	Cash-based incentive plan based on three-year financial and strategic goals.	• Align NEOs' interests with shareholders • Recognize long-term Company financial and strategic performance after it is delivered • Recognize long-term individual performance after it is delivered • Retain talented leaders • No dilutive impact
Post-Termination Benefits and Change in Control Payments	**Defined Benefit Plans**	Retirement plans providing for the continuation of a portion of compensation upon retirement or separation from service. Generally, only employees hired prior to January 1, 2008 are eligible.	• Provide opportunity for financial security in retirement
	Defined Contribution Plans	Annual cash contribution by the Company based on a formula related to growth in adjusted diluted EPS for 2015 and, for certain employees, a supplemental Company contribution and Company matching contributions. Includes a Company stock investment option.	• Provide opportunity for financial security in retirement • Provide additional opportunity to build stock ownership

	Element	Summary Description	Objective
Post-Termination Benefits and Change in Control Payments	**Change in Control Payments**	Payments to executives triggered by a defined change in the ownership of Altria. Change in control provisions are contained in the 2010 and 2015 Performance Incentive Plans.	• Allow NEOs to focus on delivering shareholder value in a period of uncertainty • Allow NEOs to receive awards granted for periods of performance before a change in control
	Termination Payments	For certain types of involuntary separations, potential for severance benefits (including continuation of salary and health insurance based on years of service). Our NEOs are eligible for the same severance benefits as our other salaried employees.	• Provide opportunity for protection upon an unexpected event
Perquisites		For the Chairman, CEO and President for safety and security purposes, home security system and personal use of Company aircraft subject to an annual allowance. For all NEOs, annual financial counseling reimbursement, company-paid executive physical and leased Company vehicle (not used by the Chairman, CEO and President).	• Provide security and retention supplement
Other Benefits		Medical coverage, group life insurance and other welfare benefits generally available to all salaried employees.	• Promote health and financial security

Decision-Making Process

Participants

For information on the various participants and their key decision-making responsibilities, please see the "Compensation Committee Matters" section on pages 23 to 24.

Risk Assessment

A cross-functional team of executives in the Human Resources & Compliance, Law, Corporate Audit and Finance departments annually reviews Altria's compensation program (executive and non-executive) to identify features that could encourage excessive risk-taking by program participants and to assess the potential of such risks to have a material adverse effect on Altria. Management requested that the external compensation consultant, Aon Hewitt, review this risk assessment process – specifically the features identified as potentially encouraging excessive risk-taking, features that mitigate risk and management's assessment of those features – to confirm consistency with prevailing best practices.

After reviewing management's assessment, the Compensation Committee believes that neither the compensation program's design nor the individual elements of executive compensation encourage employees, including our NEOs, to take unnecessary or excessive risks. The executive compensation program also incorporates risk-mitigating features such as those shown in the chart on the right, which the Compensation Committee considered as part of its assessment. The Company believes that any risks arising from our compensation policies and practices are not likely to have a material adverse effect on the Company.

Benchmarking

> **RISK MITIGATING FEATURES**
>
> - Appropriate compensation mix of fixed versus at-risk variable pay, annual versus long-term pay and cash versus equity
>
> - Multiple objective performance factors used for annual and long-term cash incentive awards, coupled with the Compensation Committee's discretion to approve awards at lower than target
>
> - Caps on annual and long-term incentive plan formulas
>
> - Peer company benchmarking
>
> - Significant stock ownership guidelines
>
> - A "clawback" policy providing for the adjustment or recovery of executive compensation upon the restatement of the Company's financial statements
>
> - Individual performance assessments that emphasize behavior consistent with the Company's Mission goals and Values

Compensation Strategy

We design our executive compensation program to deliver total compensation (salary, annual and long-term cash awards, equity awards and benefits) upon attainment of performance targets at levels between the 50th and the 75th percentiles of compensation paid to executives in the Compensation Survey Group ("CSG"), discussed below. We believe that this approach is critical to attracting and retaining world-class leaders to pursue our Mission goals, particularly given the unique challenges of our industry. We also believe this approach contributes to low executive turnover across all of our businesses. Actual total compensation can exceed the 75th percentile or be below the 50th percentile depending on business and individual performance in relation to performance targets.

Compensation Survey Group and Altria Peer Group

We annually compare our executive compensation program with the programs of the companies in the CSG. The purpose of this annual review is to assure that our executive compensation program supports our ability to attract and retain executive talent. When determining the companies to include in the CSG, the Compensation Committee identifies companies that compete with us for talent and:

- are direct competitors;

- have similar market capitalization;

- are primarily focused on consumer products (excluding high technology and financial services); or

- have business generally focused within the United States.

The Altria Peer Group is a subset of the CSG that we use, along with major external indices, to assess financial performance for purposes of determining variable compensation payments. The Altria Peer Group consists of U.S.-headquartered consumer product companies that compete with our tobacco operating subsidiaries or that the Company believes otherwise provide useful financial performance comparisons on the basis of market capitalization or reported revenue.

Based on these criteria, the Compensation Committee included the following companies in the 2015 CSG and the 2015 Altria Peer Group and used this list for compensation-related decisions during 2015. The list is sorted by market capitalization as of December 31, 2015.

Compensation Survey Group Companies	Market Capitalization [1] ($B)	Altria Peer Group
The Coca-Cola Company	187	✓
Merck & Co., Inc.	148	
PepsiCo, Inc.	146	✓
Philip Morris International Inc. [2]	136	
Bristol-Myers Squibb Company	115	
Altria	**114**	
McDonald's Corporation	108	
3M Company	93	
Eli Lilly and Company	93	
Median	**71**	
Mondelēz International, Inc.	71	✓
Reynolds American Inc.	66	✓
Colgate-Palmolive Company	60	✓
Kimberly-Clark Corporation	46	✓
General Mills, Inc.	34	✓
Kellogg Company	26	✓
The Hershey Company	19	✓
ConAgra Foods, Inc.	18	✓
Campbell Soup Company	16	✓
Lorillard, Inc.	N/A	✓
Kraft Foods Group, Inc.	N/A	✓

(1)   Market capitalization is calculated using shares outstanding as of the most recent public disclosure as of January 2, 2016 per Bloomberg multiplied by the closing stock price as of December 31, 2015.

(2)   Although Philip Morris International Inc. does not meet all of the criteria set forth above, we compete for executive talent.

Lorillard, Inc. and Kraft Foods Group, Inc. were acquired in June and July 2015, respectively, and ceased trading as public companies. As a result, the Compensation Committee made the following changes to the CSG:

  • removed Lorillard, Inc.; and

  • replaced Kraft Foods Group, Inc. with The Kraft Heinz Company, which meets the Company's criteria discussed above.

2015 Executive Compensation Program Decisions

Salary

The Compensation Committee considers a number of factors when reviewing and setting salaries for our NEOs, including each executive's individual performance, level of responsibility, experience, the relationship between salaries paid to other Company executives and the position of the executive's salary within the applicable salary range. Additionally, as appropriate, the Compensation Committee compares the salaries of our NEOs to others holding comparable positions at CSG companies. The Compensation Committee analyzes all these factors in the aggregate in determining NEO salaries.

Salaries are relevant in establishing annual and long-term incentive target awards and factor into retirement, group life insurance and certain other benefits available to all salaried employees. The Compensation Committee typically reviews salaries on an annual basis and any increases generally are effective March 1.

The 2015 salary ranges for our NEOs were as follows:

| | 2015 Salary Range | |
	Minimum ($)	Maximum ($)
Band		
A (Mr. Barrington)	910,000	2,090,000
B (Other NEOs, excluding Mr. Dillard)	480,000	1,100,000
D (Mr. Dillard) [1]	278,500	640,500

---

(1) Effective January 1, 2016, Mr. Dillard was promoted to the Band C role of Senior Vice President, Research, Development and Regulatory Affairs, Altria Group, Inc.

The Compensation Committee increased the salaries of our NEOs (other than Mr. Beran) based on the criteria noted above as follows, effective March 1, 2015:

2015 Salary Increases

Name	2014 Salary ($)	2015 Salary ($)
Martin J. Barrington	1,250,000	1,350,000
William F. Gifford, Jr. [1]	515,000	610,000
Howard A. Willard [1]	682,000	800,000
Denise F. Keane	896,000	916,000
Craig A. Johnson	856,000	875,000
James E. Dillard	510,000	535,000
David R. Beran [2]	929,000	929,000

---

(1) Effective March 1, 2015, Messrs. Gifford and Willard received both merit and either promotional or lateral increases in connection with their appointments as Executive Vice President and CFO and Executive Vice President and COO, respectively.

(2) Mr. Beran retired effective March 1, 2015. Please see "Retirement of President and COO" on page 42 of our 2015 Proxy Statement for more information.

Annual Incentives

The Annual Incentive Award program is a cash-based, pay-for-performance plan for management employees, including our NEOs. Participants have an annual award target based on salary band and expressed as a percentage of salary. Our benchmarking process establishes award targets, which are paid only after both business and individual results are assessed against targeted levels of performance. The Compensation Committee reviews and approves the targets annually. However, no individual is guaranteed an award.

ALTRIA GROUP, INC. – *Proxy Statement*   37

Each December, the Compensation Committee reviews the financial and strategic performance of Altria as well as the performance of each of our tobacco and wine businesses for that year. In determining Altria's financial performance for 2015, the Compensation Committee considered the following:

Key Financial Measures
(millions, except per share data)

	Target Range	2015 Results	Weighting
Adjusted Diluted EPS Growth *(Rating Range)*	$2.75 - $2.80 *(90% - 110%)*	$2.80	75%
Adjusted Discretionary Cash Flow [1] *(Rating Range)*	$4,533 - $5,011 *(90% - 110%)*	$5,610	25%

---

(1)   Adjusted discretionary cash flow is a non-GAAP financial measure. See Annex A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

The Compensation Committee uses adjusted diluted EPS growth and adjusted discretionary cash flow as the key financial measures in determining annual incentive awards because these measures link to the Company's long-term financial goals to:

- grow adjusted diluted EPS at an average annual rate of 7% to 9%; and

- maintain a target dividend payout ratio of approximately 80% of adjusted diluted EPS.

The Compensation Committee believes that the combination of these metrics provides the best alignment between our Company's business strategy and our shareholders' interests: our executives are rewarded when our shareholders are rewarded.

In 2015, Altria delivered another year of excellent business results and outstanding shareholder returns on the strength of its diverse business model and solid performance by its core tobacco businesses.

The Compensation Committee also considers TSR in its evaluation of overall performance. Altria's 2015 TSR of 23.1% far exceeded the 16.6% TSR of the 2015 Altria Peer Group (including The Kraft Heinz Company), the 14.7% TSR of the S&P Food, Beverage & Tobacco Index and the 1.4% TSR of the S&P 500 Index.

In addition to financial metrics, the Compensation Committee evaluates the performance of Altria and each tobacco and wine business against key strategic initiatives that are designed to promote the Company's long-term success, as well as any significant events during the year. The key strategic initiatives in 2015 included:

- brand-building initiatives in Altria's core businesses;

- enhancing adult tobacco consumer engagement through innovative technologies;

- advancing our innovation and harm reduction strategies;

- productivity and business simplification initiatives; and

- developing organizational talent and enhancing our culture to improve diversity and inclusion.

Based on its overall review of financial measures and strategic initiatives, the Compensation Committee assigns an Annual Incentive Award rating for Altria and each business segment. Performance at planned levels receives a rating of 100%. Depending on performance, Annual Incentive Award ratings for business performance can range from 0% to 130%. After reviewing 2015 financial and strategic performance, the Compensation Committee assigned an Annual Incentive Award business performance rating for Altria of 121%. The Committee used this rating together with individual performance (see "2015 Performance of NEOs" on page 29) in determining the 2015 awards below. The following formula is the basis for determining Annual Incentive awards:

Salary	X	Business Performance Factor	X	Individual Performance Factor	=	**Annual Incentive Award**

2015 Annual Incentive Award Target Percentages, Award Ranges and Actual Awards

Name	Band	Salary ($)	2015 Business Performance Factor (0 - 130%)	Individual Performance Factor Range [1] (%)			Award Range for 2015 Performance ($)	Actual Award for 2015 Performance ($)
				Minimum	Target	Maximum		
Martin J. Barrington	A	1,350,000	121	128	150	263	2,090,880 - 4,296,105	3,500,000
William F. Gifford, Jr.	B	610,000	121	81	95	147	597,861 - 1,085,007	900,000
Howard A. Willard	B	800,000	121	81	95	147	784,080 - 1,422,960	1,200,000
Denise F. Keane	B	916,000	121	81	95	147	897,772 - 1,629,289	1,350,000
Craig A. Johnson	B	875,000	121	81	95	147	857,588 - 1,556,362	1,100,000
James E. Dillard	D	535,000	121	51	60	93	330,149 - 602,035	475,000
David R. Beran [2]	B	929,000	–	–	–	–	–	142,700

(1) The individual performance ranges are stated as a percentage of salary and are based on individual performance between "Valued" and "Extraordinary."

(2) Mr. Beran received a prorated annual incentive award for 2015 (59 of 365 days) based on target business and individual performance in accordance with the terms of the plan. Please see "Retirement of President and COO" on page 42 of our 2015 Proxy Statement for more information.

Long-Term Incentives

Altria awards long-term incentives to senior executives through a combination of RSU awards and performance-based long-term cash incentive awards. The mix of these awards focuses executives on TSR, adjusted diluted EPS growth, long-term operational performance and progress against strategic and societal alignment objectives, while minimizing shareholder dilution.

Long-Term Incentives: Equity Awards

Equity awards in the form of RSUs focus executives on increasing long-term shareholder value, enhance executive retention and promote executive stock ownership. Awards recognize prior year performance and advancement potential and generally vest three years after the date of the award, subject to earlier vesting on change in control, death, disability or retirement on or after age 65. This vesting period is intended to retain and motivate executives, while promoting long-term performance. Recipients receive cash dividend equivalents during the vesting period. The Compensation Committee also infrequently grants special equity awards to select executives in key roles or with high advancement potential. These special awards generally have longer vesting periods. The Compensation Committee annually reviews equity award targets against competitive data and decided to maintain the current targets for each salary band for the 2015 grants. The awards are granted on the date of Compensation Committee approval, and no individual is guaranteed an award.

2015 EQUITY AWARD HIGHLIGHTS

- RSUs
- Vesting period of three years
- NEO awards based on:
  - Executive's individual performance in year prior to the grant;
  - Executive's advancement potential;
  - Compensation Committee discretion; and
  - Competitive benchmarking
- Number of shares awarded is based on fair market value of our stock on the date of the grant

Effective with the January 2015 grant, the Compensation Committee selected RSUs (instead of restricted stock) as the form of equity awards because RSUs are administratively simpler for the Company.

The Compensation Committee exercises discretion in making equity awards to the Chairman, CEO and President (salary band A) based on its assessment of competitive data and its review of the Chairman, CEO and President's individual performance. The Compensation Committee reviews various equity award scenarios, including past practices of those companies within the 2015 CSG, to establish an appropriate range of awards.

The equity awards granted to our NEOs in 2015 were as follows:

2015 Equity Awards

Name	Band	Equity Target ($)	Equity Award Range [1] ($)	Actual Equity Award [1] [2] ($)
Martin J. Barrington	A	–	–	5,600,071
William F. Gifford, Jr.	B	1,275,000	765,000 - 1,912,500	1,150,019 1,500,263 [3]
Howard A. Willard	B	1,275,000	765,000 - 1,912,500	1,650,289 1,500,263 [3]
Denise F. Keane	B	1,275,000	765,000 - 1,912,500	1,650,289
Craig A. Johnson	B	1,275,000	765,000 - 1,912,500	1,275,496
James E. Dillard	D	505,000	303,000 - 757,500	710,306 1,000,539 [3]
David R. Beran [4]	B	1,275,000	765,000 - 1,912,500	–

(1) Ranges and actual awards are a function of individual performance and, for the NEOs other than Mr. Barrington, advancement potential.

(2) Represents the grant date fair value of stock awards granted in 2015 pursuant to Financial Accounting Standards Board ("FASB") Codification Topic 718. Please see footnote 1 to the Summary Compensation Table on page 43.

(3) Messrs. Gifford, Willard and Dillard each received a special grant of RSUs on January 28, 2015, which will vest on February 11, 2020. These grants were made based on the criteria for special grants described above under "Long-Term Incentives: Equity Awards," specifically, the Company's advancement plans and these individuals' subsequent appointments to key senior executive positions.

(4) Mr. Beran retired effective March 1, 2015 and did not receive a 2015 grant. Please see "Retirement of President and COO" on page 42 of our 2015 Proxy Statement for more information.

Long-Term Incentives: 2014 – 2016 Long-Term Incentive Plan Awards

The LTIP is a long-term cash performance plan that uses a three-year, end-to-end performance cycle, an approach consistent with the Company's long-term strategic planning process. At the beginning of each three-year cycle, the Compensation Committee approves long-term financial and strategic performance goals for the Company that can only be measured effectively after completion of the cycle. Awards are payable in cash after the end of each three-year cycle, based on an assessment of actual overall corporate and individual performance during the entire award cycle. Each executive has an award target based on his or her salary band, expressed as a percentage of each year-end salary over the three-year cycle. The Compensation Committee retains the discretion to adjust awards upward or downward, and no individual is guaranteed an award.

> **LTIP HIGHLIGHTS**
>
> - Three-year, end-to-end performance cycle
> - Awards based on Company performance against long-term financial and strategic goals and individual performance
> - Because no LTIP cycle concluded in 2015 or 2014 (the current cycle concludes in 2016), total compensation in the Summary Compensation Table for 2015 and 2014 is less than 2013

Although the Compensation Committee takes our executives' earnings opportunity under the LTIP into account when setting their compensation each year, those opportunities remain at risk until the end of the three-year performance cycle.

The Compensation Committee has previously considered alternative LTIP design approaches, such as overlapping three-year cycles (with a new three-year cycle beginning each year), resulting in annual payouts versus payouts every three years. Although such an approach would result in less fluctuation of annual compensation to executives, the Compensation Committee has concluded that reducing fluctuations is outweighed by the clarity of long-term performance incentives and the retention value of end-to-end performance cycles.

The 2014 – 2016 LTIP performance cycle will conclude on December 31, 2016 and will reward achievement of key financial performance measures and strategic performance initiatives intended to create substantial value for shareholders. The financial measures for 2014 – 2016, which have a combined weighting of 50%, are shown below:

- Relative 2014 – 2016 TSR growth versus Altria Peer Group and major indices
- Adjusted Diluted EPS Growth

The remaining 50% will be based on performance against long-term strategic initiatives, which reflect the Company's strategies to (i) maximize income from our core tobacco businesses, (ii) grow new income streams with innovative tobacco products and (iii) manage diverse income streams and a strong balance sheet to deliver consistent financial performance. Specific details regarding the financial performance measures and strategic performance initiatives were defined for the executives, but will not be disclosed publicly before the end of the cycle due to their competitively sensitive nature. The Company will disclose relevant performance metrics for the 2014 – 2016 performance cycle, as appropriate, after the associated compensation decisions for the then-current NEOs have been made.

Following the conclusion of the 2014 – 2016 LTIP cycle, the Compensation Committee will assess the Company's performance on each of the financial and strategic measures to determine the final LTIP business performance rating, which could range from 0% to 130%. The Compensation Committee, with respect to the CEO, and the CEO, with respect to the other NEOs, will also assess the individual performance of each executive to determine the executive's individual performance rating, which could range from 0% to 150%. The final LTIP award is then determined by multiplying the target award by the business performance rating and the individual performance rating.

The LTIP award target percentages and performance factor ranges for executives in salary bands A, B and D for the 2014 – 2016 performance cycle are:

Band	Individual Award Target [(1)] (%)	Business Performance Factor (%)	Individual Performance Factor (%)
A	250	0 - 130	0 - 150
B	200	0 - 130	0 - 150
D	75	0 - 130	0 - 150

(1) Individual award target percentages are applied to each year-end base salary over the three-year performance cycle.

Perquisites

The Compensation Committee believes that a competitive executive compensation package includes reasonable perquisites that supplement the Company's retention efforts. The perquisites provided by the Company to its NEOs in 2015 are set forth in the All Other Compensation table on page 44. In addition to these perquisites, our NEOs received the same benefits that were available to our salaried employees generally. Mr. Barrington is required to use Company aircraft for all air travel for reasons of security and to maximize the efficiency of his time. Before 2015, the Company provided an aggregate allowance for personal use of Company aircraft of $300,000 per year. The allowance was allocated to Messrs. Barrington and Beran in the amounts of $200,000 and $100,000, respectively. Upon Mr. Beran's retirement, the aggregate allowance was reduced to $250,000, which is allocated to Mr. Barrington. For Mr. Barrington, the Compensation Committee considers the potential value of personal aircraft usage in determining the other components of his total compensation. Mr. Barrington did not accept the company-paid auto, financial counseling services and executive physical in 2015. Effective January 1, 2016, the Company discontinued reimbursement for financial counseling services.

Post-Termination Benefits and Change in Control Payments

The Company provides post-termination benefits to the NEOs, including retirement benefits and termination payments if applicable, as well as payments upon a change in control.

- *Retirement Benefits*. The NEOs participate in certain qualified and non-qualified retirement plans, which the Company believes promote executive retention and provide the opportunity for financial security in retirement. These retirement benefits are discussed in more detail in the narrative following the Pension Benefits table (pages 49 to 50) and the Non-Qualified Deferred Compensation table (page 51).

- *Change in Control Payments*. Our 2010 Performance Incentive Plan provides for the vesting and acceleration of certain elements of compensation immediately upon a change in control. The 2015 Performance Incentive Plan includes a double-trigger provision for annual incentive awards, equity awards and long-term incentive cash awards, provided that the successor entity continues or assumes the plans and awards or replaces them with substantially similar awards. The details of these provisions are discussed in the "Payments upon Change in Control or Termination of Employment" section (pages 52 to 55).

- *Termination Payments*. The Severance Pay Plan for Salaried Employees provides an opportunity for financial protection against the unexpected event of an involuntary termination of employment. The details of this plan are discussed in the "Payments upon Change in Control or Termination of Employment" section (pages 52 to 55).

Other Considerations

Stock Ownership Guidelines and Prohibition on Hedging

The Compensation Committee has established stock ownership guidelines under which executives are expected to hold common stock until their termination of employment in an amount equal to a multiple of salary, as determined by their position. If the stock price declines, executives may hold the fixed number of shares based on the stock price at program commencement. The Compensation Committee set the guidelines as 12 times base salary for salary band A, six times base salary for salary band B and four times base salary for salary band D.

Stock ownership includes shares over which the executive has direct or indirect ownership or control, including RSUs and restricted stock. We expect executives to meet their ownership guidelines within five years of becoming subject to the guidelines (or three years from a subsequent promotion date and resulting increase in ownership requirements). As of December 31, 2015, all of our NEOs substantially exceeded their stock ownership requirements.

We do not permit our NEOs to engage in hedging activities with respect to our shares. Further, our NEOs do not pledge their Altria shares.

"Clawback" Policy Regarding the Adjustment or Recovery of Compensation

We have a "clawback" policy providing for the adjustment or recovery of compensation in certain circumstances. If the Board or an appropriate committee of the Board determines that, as a result of a restatement of our financial statements, an executive received more compensation than would have been paid absent the incorrect financial statements, the Board or its committee, in its discretion, will take such action as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such action may include, to the extent permitted by applicable law, in appropriate cases, requiring partial or full reimbursement of any bonus or other incentive compensation paid to the executive, causing the partial or full cancellation of RSUs or restricted stock awards, adjusting the future compensation of such executive and dismissing or taking legal action against the executive, in each case as the Board or its committee determines to be in the best interests of the Company and our shareholders. Our RSUs and restricted stock award agreements also include "clawback" provisions.

Tax and Accounting Considerations

In addition to our executive compensation objectives and design principles, we consider tax and accounting treatment when designing and administering our program. An important tax consideration is Internal Revenue Code Section 162(m), which limits our ability to deduct compensation paid to each covered officer for tax purposes to $1.0 million annually. Covered officers include the principal executive officer and the Company's next three highest paid executive officers, other than the Company's principal financial officer.

However, this limitation does not apply to performance-based compensation, provided we satisfy certain conditions. We have taken appropriate actions, to the extent feasible, to preserve the deductibility of annual and long-term cash incentive awards and equity awards. The Annual Incentive Awards and grants of RSUs that the Compensation Committee awarded to our covered officers in 2015 were subject to, and made in accordance with, previously implemented performance-based compensation arrangements that were intended to qualify as tax-deductible.

The Compensation Committee does not believe compensation decisions should be necessarily constrained by how much compensation is deductible for federal income tax purposes. As a result, the Compensation Committee has authorized, and retains the discretion to authorize, other payments that may not be deductible if it believes that they are in the best interests of the Company and our shareholders. Such determinations include, for example, payment of a salary to an officer that exceeds $1.0 million, with the result that a portion of such officer's salary exceeds the deductibility limit. Similarly, a covered officer's compensation may exceed the $1.0 million deductibility limit due to other elements of annual compensation, such as vesting of certain stock grants, dividends or dividend equivalents paid on certain stock and perquisites.

Compensation Tables

Summary Compensation Table

The following table provides the compensation information of our NEOs for 2015, 2014 and 2013. The table does not show compensation information for Messrs. Gifford and Dillard prior to 2015 because they were not NEOs in those years.

				Non-Equity Incentive Plans				
				Annual	Long-Term	Change in		
			Stock Awards	Incentive	Incentive	Pension	All Other	
			Grant Value [1]	Plan	Plan [2]	Value [3]	Compensation [4]	Total
Name and Principal Position	Year	Salary	($)	($)	($)	($)	($)	($)
Martin J. Barrington,	2015	1,333,333	5,600,071	3,500,000	–	2,606,735	256,229	13,296,368
Chairman, Chief Executive Officer and	2014	1,241,667	5,250,206	2,950,000	–	2,629,203	249,914	12,320,990
President, Altria Group, Inc.	2013	1,191,667	5,398,800	2,500,000	8,092,500	2,659,445	297,555	20,139,967
William F. Gifford, Jr.,	2015	594,167	2,650,282	900,000	–	650,130	76,596	4,871,175
Executive Vice President and Chief								
Financial Officer, Altria Group, Inc.								
Howard A. Willard,	2015	780,333	3,150,551	1,200,000	–	998,455	106,113	6,235,452
Executive Vice President and Chief	2014	676,833	1,650,054	908,000	–	1,190,965	99,460	4,525,312
Operating Officer, Altria Group, Inc.	2013	646,700	1,650,008	825,000	4,202,700	370,599	95,332	7,790,339
Denise F. Keane,	2015	912,667	1,650,289	1,350,000	–	390,030	125,311	4,428,297
Executive Vice President and General	2014	890,500	1,650,054	1,137,000	–	854,996	125,805	4,658,355
Counsel, Altria Group, Inc.	2013	858,333	1,650,008	1,050,000	5,573,100	537,596	116,371	9,785,408
Craig A. Johnson,	2015	871,833	1,275,496	1,100,000	–	660,369	111,585	4,019,283
President and Chief Executive Officer,	2014	850,833	1,275,092	960,000	–	1,283,591	117,879	4,487,395
Altria Group Distribution Company	2013	822,267	1,275,129	900,000	5,417,700	296,127	113,109	8,824,332
James E. Dillard,	2015	530,833	1,710,845	475,000	–	–	115,458	2,832,136
Senior Vice President, Regulatory								
Affairs and Chief Innovation Officer,								
Altria Client Services LLC								
David R. Beran,	2015	154,833	–	142,700	–	1,276,400	2,942,398	4,516,331
Former President and Chief Operating	2014	925,500	1,700,000	1,300,000	–	1,672,612	177,430	5,775,542
Officer, Altria Group, Inc.	2013	901,683	1,900,040	1,200,000	5,853,300	–	189,359	10,044,382

(1) The amount shown is the grant date fair value of stock awards determined pursuant to FASB Codification Topic 718. The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 2 to the Company's consolidated financial statements in the 2015 Annual Report on Form 10-K.

(2) The LTIP uses three-year, end-to-end performance cycles. The Company pays executives in a lump sum cash award only after the end of the three-year performance cycle, based on an assessment of overall corporate and individual performance during the entire award cycle. End-to-end performance cycles result in LTIP compensation shown in this column for 2013 only, and not for 2014 or 2015.

The table below reflects the 2014 and 2015 allocation at target of the 2014 – 2016 LTIP cycle, which will conclude on December 31, 2016. This target amount will be adjusted based on actual business and individual performance at the end of the three-year plan period. There is no guarantee of any payment under the plan.

Year	Martin J. Barrington ($)	William F. Gifford, Jr. ($)	Howard A. Willard ($)	Denise F. Keane ($)	Craig A. Johnson ($)	James E. Dillard ($)	David R. Beran ($)
2015	3,375,000	1,146,048	1,600,000	1,832,000	1,750,000	401,250	300,334
2014	3,125,000	643,750	1,364,000	1,792,000	1,712,000	382,500	1,858,000

(3) The amounts show the change in the present value of each NEO's pension benefits from December 31, 2014 to December 31, 2015. The change in 2015 is due to a variety of factors, including growth in benefit due to additional pay and service (except that Mr. Dillard's benefit increases for additional pay, but not additional service), passage of time, and a change in the discount rate. The present value of Mr. Dillard's aggregate pension benefit decreased $4,109 during 2015.

(4) Details of other compensation for each of the NEOs appear in the All Other Compensation table shown below.

All Other Compensation

Name	Year	Allocation to Defined Contribution Plans (a) ($)	Personal Use of Company Aircraft (b) ($)	Car Expenses (c) ($)	Financial Counseling Services (d) ($)	Security ($)	Executive Physicals ($)	Payments in Regard to Termination of Employment (e) ($)	Total ($)
Martin J. Barrington	2015	133,333	122,278	–	–	618	–	–	256,229
	2014	124,167	125,287	–	–	460	–	–	249,914
	2013	119,167	177,833	–	–	555	–	–	297,555
William F. Gifford, Jr.	2015	59,417	–	17,179	–	–	–	–	76,596
Howard A. Willard	2015	78,033	–	18,016	6,764	–	3,300	–	106,113
	2014	67,683	–	18,477	10,000	–	3,300	–	99,460
	2013	64,670	–	17,362	10,000	–	3,300	–	95,332
Denise F. Keane	2015	91,267	–	20,744	10,000	–	3,300	–	125,311
	2014	89,050	–	23,455	10,000	–	3,300	–	125,805
	2013	85,833	–	17,238	10,000	–	3,300	–	116,371
Craig A. Johnson	2015	87,183	–	19,417	4,985	–	–	–	111,585
	2014	85,083	–	23,921	5,575	–	3,300	–	117,879
	2013	82,227	–	24,747	2,835	–	3,300	–	113,109
James E. Dillard	2015	87,575	–	22,063	2,520	–	3,300	–	115,458
David R. Beran	2015	26,203	13,008	3,326	–	–	–	2,899,861	2,942,398
	2014	92,550	64,937	16,643	–	–	3,300	–	177,430
	2013	90,168	75,824	20,067	–	–	3,300	–	189,359

(a) Amounts represent Company allocations to tax-qualified and non-qualified supplemental defined contribution plans.

(b) Mr. Barrington is required to use Company aircraft for all air travel for reasons of security and to maximize efficiency of his time. Pursuant to a time-sharing agreement with the Company, Messrs. Barrington and Beran agreed to reimburse the Company for annual personal aircraft usage in excess of $200,000 and $100,000, respectively. Mr. Beran's time-sharing agreement expired upon Mr. Beran's retirement effective March 1, 2015. Following Mr. Beran's retirement, the aggregate allowance was reduced to $250,000, which is allocated to Mr. Barrington.

Personal use of Company aircraft reflects incremental costs, including trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contracts, hangar or aircraft parking, fuel (based on the average monthly cost of fuel per hour flown) and other smaller variable costs. For purposes of calculating incremental costs, the Company includes the incremental costs of any deadhead flights, or portions thereof, made in connection with personal travel. Fixed costs incurred in any event to operate Company aircraft (e.g., aircraft purchase costs, depreciation, maintenance not related to personal trips and flight crew salaries) are not included. Messrs. Barrington and Beran pay their own taxes on imputed taxable income resulting from personal use of Company aircraft.

(c) Car expenses include the annual cost of providing a leased vehicle and operating expenses, including insurance, maintenance and repairs. Executives pay their own taxes on imputed taxable income resulting from personal use of Company cars. Mr. Barrington continues to decline this benefit.

(d) Effective January 1, 2016, the Company discontinued reimbursement for financial counseling services.

(e) The amount shown reflects payments made to Mr. Beran related to his retirement and includes prorated awards of $2,055,230 and $844,631 for his 2013 and 2014 restricted stock grants, respectively.

Grants of Plan-Based Awards during 2015

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			All Other Stock Awards: Number of Shares of Stock or Units [2] (#)	Grant Date Fair Value of Stock Awards [2] ($)
		Threshold ($)	Target ($)	Maximum ($)		
Martin J. Barrington	2015	–	2,025,000	10,000,000		
	1/28/2015				102,650	5,600,071
William F. Gifford, Jr.	2015	–	579,500	10,000,000		
	1/28/2015				27,500 [a]	1,500,263
	1/28/2015				21,080	1,150,019
Howard A. Willard	2015	–	760,000	10,000,000		
	1/28/2015				27,500 [a]	1,500,263
	1/28/2015				30,250	1,650,289
Denise F. Keane	2015	–	870,200	10,000,000		
	1/28/2015				30,250	1,650,289
Craig A. Johnson	2015	–	831,250	10,000,000		
	1/28/2015				23,380	1,275,496
James E. Dillard	2015	–	321,000	10,000,000		
	1/28/2015				18,340 [a]	1,000,539
	1/28/2015				13,020	710,306
David R. Beran [3]	2015	–	882,550	10,000,000		

(1) Reflects the target and maximum 2015 Annual Incentive Awards. Actual awards paid under the 2015 Annual Incentive Award program are found in the Annual Incentive Plan column of the Summary Compensation Table. The maximum represents the maximum permitted under the 2010 Performance Incentive Plan. Awards covered by Internal Revenue Code Section 162(m) are also subject to a maximum amount determined under a formula established by the Compensation Committee, which could produce a maximum award lower than $10 million.

(2) Reflects RSUs granted to our NEOs on January 28, 2015. The grant date fair value was determined using a share price of $54.555, which was the average of the high and low trading prices of Altria's common stock on the grant date. The RSU awards vest on February 7, 2018. Holders of restricted stock and RSUs are entitled to any cash dividends and cash dividend equivalents, respectively, paid quarterly throughout the restriction period.

(a) These special grants vest on February 11, 2020.

(3) Mr. Beran did not receive any equity grants during 2015 due to his retirement on March 1, 2015.

Outstanding Equity Awards as of December 31, 2015

Name	Option Awards			Stock Awards		
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date [1]	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [2] ($)
Martin J. Barrington	–	–	–	1/28/2015	102,650	5,975,257
				1/28/2014	142,960	8,321,702
				1/29/2013	160,000	9,313,600
				5/16/2012 [a]	150,000	8,731,500
William F. Gifford, Jr.	–	–	–	1/28/2015	21,080	1,227,067
				1/28/2015 [a]	27,500	1,600,775
				1/28/2014	31,320	1,823,137
				1/29/2013	32,600	1,897,646
Howard A. Willard	–	–	–	1/28/2015	30,250	1,760,853
				1/28/2015 [a]	27,500	1,600,775
				1/28/2014	44,930	2,615,375
				1/29/2013	48,900	2,846,469
Denise F. Keane	–	–	–	1/28/2015	30,250	1,760,853
				1/28/2014	44,930	2,615,375
				1/29/2013	48,900	2,846,469
Craig A. Johnson	–	–	–	1/28/2015	23,380	1,360,950
				1/28/2014	34,720	2,021,051
				1/29/2013	37,790	2,199,756
James E. Dillard	–	–	–	1/28/2015	13,020	757,894
				1/28/2015 [a]	18,340	1,067,571
				1/28/2014	17,700	1,030,317
				1/29/2013	19,270	1,121,707
David R. Beran	–	–	–	–	–	–

(1) Awards vest 100% according to the following schedules:

Annual Grants		Special Grants [a]	
Grant Date	Vest Date	Grant Date	Vest Date
1/28/2015	2/07/2018	1/28/2015	2/11/2020
1/28/2014	2/09/2017	5/16/2012	5/16/2017
1/29/2013	2/11/2016		

(2) Market values are based on $58.21, the closing price of Altria's common stock on December 31, 2015.

Dividends and dividend equivalents earned in 2015 on outstanding restricted stock awards and RSUs for each of our NEOs were: Mr. Barrington, $1,205,674; Mr. Gifford, $244,125; Mr. Willard, $328,929; Ms. Keane, $269,254; Mr. Johnson, $208,081; Mr. Dillard, $148,276; and Mr. Beran, $0.

Stock Option Exercises and Stock Vested during 2015

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Martin J. Barrington	–	–	65,000	3,530,475
William F. Gifford, Jr.	–	–	29,870	1,622,389
Howard A. Willard	–	–	56,210	3,053,046
Denise F. Keane	–	–	61,480	3,339,286
Craig A. Johnson	–	–	47,430	2,576,160
James E. Dillard	–	–	22,890	1,243,270
David R. Beran	–	–	165,000	8,945,975

Pension Benefits

The Pension Benefits table and the Non-Qualified Deferred Compensation table below generally reflect amounts accumulated as a result of service over the NEO's full career with the Company and its affiliates. The increments related to 2015 are reflected in the "Change in Pension Value" column of the Summary Compensation Table or, in the case of defined contribution plans, the "Allocation to Defined Contribution Plans" column of the All Other Compensation table.

Name	Plan Name	Number of Years of Credited Service [1] (#)	Present Value of Accumulated Benefits [2] ($)	Payments During Last Fiscal Year ($)
Martin J. Barrington	Altria Retirement Plan	22.67	1,322,429	–
	Benefit Equalization Plan – Pre-2005	11.67	1,709,532	–
	Benefit Equalization Plan – Post-2004	22.67	12,287,117	–
William F. Gifford, Jr.	Altria Retirement Plan	21.25	703,435	–
	Benefit Equalization Plan – Pre-2005	–	–	–
	Benefit Equalization Plan – Post-2004	21.25	2,151,273	–
Howard A. Willard	Altria Retirement Plan	23.17	1,039,510	–
	Benefit Equalization Plan – Pre-2005	12.17	510,663	–
	Benefit Equalization Plan – Post-2004	23.17	4,536,007	–
Denise F. Keane	Altria Retirement Plan	39.00	2,299,910	–
	Benefit Equalization Plan – Pre-2005	28.00	4,197,507	–
	Benefit Equalization Plan – Post-2004	35.00	8,212,552	–
Craig A. Johnson	Altria Retirement Plan	24.75	1,395,677	–
	Benefit Equalization Plan – Pre-2005	13.75	2,189,845	–
	Benefit Equalization Plan – Post-2004	24.75	8,164,026	–
James E. Dillard	Altria Retirement Plan	7.50	318,309	–
	Benefit Equalization Plan – Pre-2005	–	–	–
	Benefit Equalization Plan – Post-2004	–	–	–
David R. Beran	Altria Retirement Plan	38.75	2,369,406	105,209 [3]
	Benefit Equalization Plan – Pre-2005	28.58	–	2,545,939 [3]
	Benefit Equalization Plan – Post-2004	35.00	–	11,310,074 [3]

(1) As of December 31, 2015, each NEO's total years of service with the Company and its affiliates were: Mr. Barrington, 22.67 years; Mr. Gifford, 21.25 years; Mr. Willard, 23.17 years; Ms. Keane, 39.00 years; Mr. Johnson, 24.75 years; Mr. Dillard, 14.08 years; and Mr. Beran, 38.75 years. Years shown in this column are only those taken into account for benefit accrual purposes under the named plan. Mr. Beran's and Ms. Keane's years of service taken into account under the applicable formula for the Benefit Equalization Plan ("BEP") – Post-2004 are limited to 35.00 under the terms of that plan. Mr. Dillard has an accrued benefit under the Retirement Plan based on his prior service with USSTC and its predecessors. He is not eligible for ongoing accruals and does not earn additional years of credited service under the plan, but his benefit may increase based on increases in his compensation.

(2) The amounts shown in this column are based on a single life annuity (other than the amount shown for Mr. Beran, which is based on the form of payment he selected, a 100% joint and survivor annuity) and otherwise use the same assumptions applied for year-end 2015 financial disclosure under FASB authoritative guidance relating to retirement benefits, except that (a) the BEP – Post-2004 amounts for Mr. Johnson is based on the lump sum required to purchase an annuity providing the after-tax equivalent of the post-2004 pension component of that plan assuming an interest rate of 3.75%, (b) the BEP – Pre-2005 and BEP – Post-2004 amounts for Messrs. Barrington, Gifford and Willard and Ms. Keane are based on a lump sum form of payment assuming an interest rate of 3.75% and (c) in accordance with SEC requirements, all benefits are assumed to commence at the earliest date on which, assuming continued employment, the individual would be eligible for benefits that are not reduced for early commencement. See Note 16 to the Company's consolidated financial statements in the 2015 Annual Report on Form 10-K for a description of the financial accounting assumptions referred to above. As a result of payments previously made to or for certain employees, including our NEOs other than

Messrs. Gifford and Dillard, our liabilities or those of our operating subsidiaries under the BEP – Pre-2005 will be less than shown in the table. Our liability for BEP – Post-2004 pension benefits will also be less than that reflected in this column because it is also reduced by the portion of the accumulated value, at the employee's retirement or other termination of employment, of prior Target Payments attributed to supplemental pension benefits. The amounts by which these prior payments reduce our liabilities will fluctuate over time with investment performance and as credits for the amounts previously paid are reduced to reflect payments to cover taxes on earnings on these amounts. For further discussion, see "Defined Benefit Plans" below.

(3) In connection with his retirement on March 1, 2015, Mr. Beran received lump sum payments of his pension benefits in May 2015 (BEP – Pre-2005) and September 2015 (BEP – Post-2004). The payments did not include his benefit under the Retirement Plan, which is paid in the form of a joint and survivor annuity. Mr. Beran's BEP – Pre-2005 and BEP – Post-2004 payments reflect that these amounts were reduced by Funding Payments and Target Payments that we paid to Mr. Beran in prior years (see "Defined Benefit Plans – BEP Pension" section on page 50). The Funding Payments and Target Payments were reported in the Company's respective proxy statements for those prior years.

Defined Benefit Plans

NEOs, along with the other salaried employees (except those hired after certain dates and those who cease to accrue further benefit service), participate in the Retirement Plan, a tax-qualified defined benefit pension plan. Mr. Dillard has an accrued benefit under the Retirement Plan based on his prior service with USSTC and its predecessors. He is not eligible for ongoing accruals under the plan, although his benefit may increase based on increases to his compensation. In addition, NEOs, other than Mr. Dillard, and other executives participate in the BEP, which is an unfunded supplemental plan providing benefits in excess of those provided under the Retirement Plan. Additional information regarding the plans follows.

Retirement Plan

The majority of our salaried employees are covered by the Retirement Plan, a funded, tax-qualified, non-contributory pension plan. Generally, salaried employees hired prior to January 1, 2008 with at least five years of service are eligible for an annual, lifetime pension benefit. The benefit for the majority of those plan participants, including all of our NEOs other than Mr. Dillard, is based on the following formula and terms:

Pension Benefit	=	1.45% of five-year average compensation (including certain incentive compensation plan payments) up to the applicable Social Security covered compensation amount	+	1.75% of five-year average compensation (including certain incentive compensation plan payments) in excess of the applicable Social Security covered compensation amount	×	Years of credited service (up to a maximum of 35, except in limited circumstances)

Under the terms of the Retirement Plan, credited service is limited to 35 years if incentive compensation is included in the determination of the five-year average compensation. Five-year average compensation is the highest average annual compensation (annual base salary plus incentive compensation) during a period of 60 consecutive months within the last 120 months of employment. If incentive compensation is not included in the determination of the five-year average compensation, then credited service is not limited to 35 years and the benefit for credited service over 35 years is 1.45% of the employee's five-year average compensation. Social Security covered compensation is generally an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches Social Security Full Retirement Age.

Pension benefit amounts are expressed as a single life annuity payable commencing at age 65, the Retirement Plan's normal retirement age. The amount may be reduced as a result of permitted elections of continued payments to beneficiaries in the event of the retiree's death and/or for commencement of payments before attaining normal retirement age. Employees who terminate employment before age 55 with vested benefits may elect to commence payment of their accrued pensions after attaining age 55. For such employees, the election to commence payments before age 65 results in a reduction in the annual amount payable at a rate of 6% per year multiplied by the number of full and partial years by which benefit commencement precedes attainment of age 65. For employees who continue in employment until age 55 or older and have completed five years or more of credited service, the reduction for early commencement is 6% for each year and partial year by which the benefit commencement precedes age 60.

If upon termination, an employee is at least age 55 with 30 years of service or age 60 or older with five years of service, the annuity immediately payable upon early retirement is 100% of that payable at normal retirement age. The result of becoming eligible for such an early retirement benefit is a substantial increase in the present value of the pension. Messrs. Barrington and

Johnson and Ms. Keane currently are eligible for such unreduced early retirement benefits. Mr. Beran was eligible for, and received, an unreduced early retirement benefit upon his retirement in 2015. Mr. Gifford and Mr. Willard are not currently eligible for either reduced or unreduced early retirement benefits.

As noted above, Mr. Dillard has an accrued benefit under the Retirement Plan based on his prior service with USSTC and its predecessors. His pension benefit is equal to 2.2% multiplied by his final average earnings multiplied by his years of credited service through December 31, 2009, minus 1.25% multiplied by an estimated annual Social Security benefit multiplied by his years of credited service through December 31, 2009. Final average earnings is the highest average annual compensation (annual base salary plus 25% of incentive compensation) during a period of 36 consecutive months within the last 120 months of employment.

Mr. Dillard's pension benefits are expressed as a single life annuity payable commencing at age 65, the Retirement Plan's normal retirement age. The amount may be reduced as a result of permitted elections of continued payments to beneficiaries in the event of Mr. Dillard's death and/or for commencement of payments before attaining normal retirement age. After Mr. Dillard terminates employment, he may elect to commence payment of his accrued pension after attaining age 55 with a reduction of 4% per year multiplied by the number of full and partial years by which benefit commencement precedes attainment of age 65. Alternatively, once Mr. Dillard's age plus years of vesting service reaches 80 (estimated to be age 59 and 5 months), he can elect to retire and commence payment with a reduction of 2% per year that the sum of his age plus service is less than 90 (*e.g.*, a 20% reduction if the sum is 80).

BEP Pension

Tax laws applicable to the Retirement Plan limit the annual compensation that can be taken into account under that plan. As a result of these and/or certain other tax requirements, only a portion of the benefits calculated under the Retirement Plan described above can be paid to the NEOs and a number of other employees from the Retirement Plan. To compensate for benefits that would be lost by the application of these tax limits, all of the NEOs accrue supplemental pension benefits under the BEP ("BEP Pension"). BEP Pension accruals relating to periods after 2004 are paid in a lump sum following retirement. Distribution of the pre-2005 supplemental plan benefits are subject to the BEP Pension terms applicable on December 31, 2004.

During 2006, the Compensation Committee decided to limit pension benefits for executives in salary bands A and B as follows: the annual cash incentive compensation considered for purposes of pension determinations as described above was limited to the lesser of either (a) actual annual cash incentive or (b) annual cash incentive at an Annual Incentive Award rating of 100% and individual performance rating of "Outstanding." The NEOs, except Mr. Dillard, are subject to this limit. The 2015 Annual Incentive Awards paid in early 2016 (in March 2015 in the case of Mr. Beran) and the amount recognized for future pension calculations for the eligible NEOs are as follows:

Name	2015 Annual Incentive Award ($)	Amount of 2015 Award Recognized for Future Pension Calculations ($)
Martin J. Barrington	3,500,000	2,328,750
William F. Gifford, Jr.	900,000	649,416
Howard A. Willard	1,200,000	874,000
Denise F. Keane	1,350,000	1,000,730
Craig A. Johnson	1,100,000	955,938
David R. Beran	142,700	142,700

The amounts payable by Altria under the BEP Pension are determined taking into account certain payments made to the executives before 2008 in order to prevent duplicative benefit payments.

- From 1996 through 2007, a number of our employees, including our NEOs (except Messrs. Gifford and Dillard), received Funding Payments with respect to pre-2005 vested benefits that were made either to individual trusts established by the employee or directly to the employees themselves.

- From 2005 through 2007, accruals under the BEP Pension ceased for a number of employees, including our NEOs (except Mr. Dillard), and these employees received annual Target Payments that were calculated to approximate (after paying taxes on the payments) the after-tax value of the additional benefits they would have earned had they remained covered by the BEP Pension. Accruals under the BEP Pension commenced again effective January 1, 2008.

Non-Qualified Deferred Compensation

Name	Plan Name	Executive Contributions in 2015 ($)	Registrant Contributions in 2015 [1] ($)	Aggregate Earnings in 2015 [2] ($)	Aggregate Withdrawals / Distributions [3] ($)	Aggregate Balance as of December 31, 2015 [4] ($)
Martin J. Barrington	Benefit Equalization Plan	–	106,833	29,369	–	1,242,551
William F. Gifford, Jr.	Benefit Equalization Plan	–	32,917	2,380	–	118,662
Howard A. Willard	Benefit Equalization Plan	–	51,533	14,238	–	584,096
Denise F. Keane	Benefit Equalization Plan	–	64,767	28,583	–	1,205,204
Craig A. Johnson	Benefit Equalization Plan	–	60,683	30,881	–	1,293,655
James E. Dillard	Benefit Equalization Plan	–	52,575	4,732	–	234,814
David R. Beran	Benefit Equalization Plan	–	–	4,501	575,507	–

(1) The amounts in this column reflect Company contributions to the non-qualified BEP for deferred profit-sharing purposes earned in 2015, which were credited to the participant's account as of the last business day of February 2016 and are included in the "Allocation to Defined Contribution Plans" column of the All Other Compensation table on page 44.

(2) The values in this column consist of amounts credited as earnings for 2015 on BEP account balances. These amounts do not constitute above-market earnings and are not included in amounts reported in the Summary Compensation Table.

(3) In connection with his retirement as an employee on March 1, 2015, Mr. Beran received a lump sum payment of his BEP account from the Company in September 2015.

(4) The aggregate balances shown include allocations reported in the Summary Compensation Table for previous years for Mr. Barrington, $574,949; for Mr. Willard, $175,453; for Ms. Keane, $480,259; for Mr. Johnson, $403,718; and for Mr. Beran, $527,548. Allocations were also made in years when these individuals were not NEOs. As a result of payments made to trusts established by the NEOs, as described in the "Defined Contribution Plans" section below, our liabilities are less than the amounts shown in the table. Amounts credited for 2005 through 2007 under the BEP (including earnings adjustments on such amounts through December 31, 2007) are not reflected in the aggregate balances, because the BEP formula takes into account Target Payments previously made and reported. See the discussion below for further information concerning the 2008 supplemental retirement plan changes.

Defined Contribution Plans

The NEOs participate in the Deferred Profit-Sharing Plan for Salaried Employees ("DPS Plan"), which is a broad-based tax-qualified defined contribution plan, and the deferred profit-sharing portion of the BEP ("BEP DPS"), which is an unfunded, non-qualified supplemental plan.

DPS Plan

The majority of our salaried employees are eligible for the DPS Plan. Under the DPS Plan, the Company makes a contribution (the "Company Contribution") on behalf of each eligible participant for each year. Participants may also defer up to 35% of their eligible compensation on a pre-tax or after-tax basis into the DPS Plan, subject to DPS Plan and tax-qualification limits. For 2015, the Company determined its contribution using a formula based on Altria's annual growth in adjusted diluted EPS, but capped at 12% of each DPS Plan participant's eligible compensation. The formula resulted in a Company Contribution for each eligible participant for 2015 equal to 10% of eligible compensation. Salaried employees who are not eligible for ongoing accruals in the Retirement Plan are generally entitled to a supplemental Company Contribution of 5% and matching contributions up to 3% on employee contributions. For 2015, all of the NEOs were eligible for ongoing accruals in the Retirement Plan except Mr. Dillard and, therefore, are ineligible for the supplemental Company Contribution or matching contributions. For purposes of the DPS Plan, eligible compensation for NEOs is the amount reported as salary in the Summary Compensation Table. Participants may receive the balance in their account under the DPS Plan upon termination of employment in a lump sum, as a deferred lump sum payment or in installments over a period of years not to exceed their life expectancy.

BEP DPS

The BEP DPS provides benefits that cannot be provided under the DPS Plan because of one or more statutory limits. For example, the tax laws limit the amount of compensation that can be taken into account under the DPS Plan for any year and impose other limits on the amounts that can be allocated to individuals' accounts. A participant whose salary exceeds the compensation limit or was otherwise affected by a tax law limit is entitled to an amount generally equal to the additional benefit the participant would have received under the DPS Plan but for the application of the tax law limits. Accordingly, bookkeeping accounts reflecting this additional amount have been maintained under the BEP DPS for the NEOs and other affected participants. A further notional allocation is made annually to reflect the amount credited to the participant's account under the BEP DPS assuming the account was invested in the Interest Income Fund maintained under the DPS Plan. The Interest Income Fund is invested in a variety of high-quality fixed-income instruments with strong credit ratings and, for 2015, produced earnings at a rate of 2.12%. BEP DPS allocations relating to periods after 2004 are paid in a lump sum following separation from service. Distribution of the pre-2005 account is subject to the BEP DPS terms applicable on December 31, 2004.

As with the BEP Pension benefit, between 1996 and 2007, our NEOs (except Messrs. Gifford and Dillard) and certain other executive officers received payments that were made directly to them or to individual trusts and that offset the pre-2005 BEP DPS allocations. When BEP (Pension and DPS) accruals ceased for 2005 through 2007, the NEOs and certain other officers received Target Payments for 2005 through 2007 in lieu of BEP DPS allocations. The reinstated BEP that was effective January 1, 2008 also included reinstatement of the BEP DPS. As is noted above, the amounts payable by Altria under the BEP DPS are determined taking into account Target Payments made to executives before 2008 in order to prevent duplicative benefits payments.

Payments upon Change in Control or Termination of Employment

We do not have individual employment, severance or change in control agreements with any of our NEOs. The following arrangements apply in the event of a change in control or certain terminations of employment.

Payments upon Change in Control

Under the terms of our shareholder-approved 2015 Performance Incentive Plan that apply to all participants, including our NEOs, a change in control of the Company will not trigger the payment of awards unless the successor entity either (i) fails to assume or replace outstanding awards or (ii) assumes or replaces outstanding awards, but the participant's employment is terminated by the successor entity for any reason other than "cause" or by the participant with "good reason" within a specified time period.

If the payment of awards are triggered, it would have the following consequences:

- the restrictions on outstanding RSUs or restricted stock would lapse;

- any stock options and stock appreciation rights would become fully vested and exercisable;

- awards of the types described in the above two bullets would be cashed out at the change in control price, unless the Compensation Committee determines to treat the awards in a different manner as permitted by our 2015 Performance Incentive Plan;

- fully earned but unpaid incentive awards would become payable; and

- annual and long-term incentive awards for performance cycles not yet completed as of the change in control date would become payable, but only on a prorated basis (the number of full or partial months divided by the total number of months in the performance cycle) applied as follows:

  - annual incentive awards at the greater of the target award amount or the average of the participant's actual last three years' awards; and

  - long-term incentive cash awards at target.

The 2015 annual incentive award, 2015 stock award and the 2014 – 2016 LTIP are still governed by the 2010 Performance Incentive Plan. Under the terms of that plan, a change in control of the Company would have the following consequences:

- the restrictions on outstanding RSUs or restricted stock would lapse;

- any stock options and stock appreciation rights would become fully vested and exercisable;

- awards of the types described in the above two bullets would be cashed out at the change in control price, unless the Compensation Committee determines to treat the awards in a different manner, such as the acquiring company's assumption or substitution of the awards;

- fully earned but unpaid incentive awards would become payable; and

- annual and long-term incentive awards for performance cycles not yet completed as of the change in control date would become payable, but only on a prorated basis applied to the maximum award opportunity (the number of full or partial months divided by the total number of months in the performance cycle).

For these purposes, a change in control occurs: (a) upon an acquisition of 20% or more of either our outstanding common stock or the voting power of our outstanding voting securities by an individual or entity, excluding certain acquisitions involving us or our affiliates or where our beneficial owners continue to meet certain ownership thresholds, coupled with the election to the Board of at least one individual determined in good faith by a majority of the then-serving members of the Board to be a representative or associate of such individual or entity; (b) when members of our Board, or members thereafter nominated or elected by such members, cease to constitute a majority of our Board; (c) upon certain reorganizations, mergers, share exchanges, and consolidations involving us; or (d) upon our liquidation or dissolution, or sale of substantially all of our assets, with limited exceptions.

The amounts that would have become payable to our NEOs on a change in control of the Company, as of December 31, 2015, were as follows:

Name	Unvested RSUs and Restricted Stock [1] ($)	Completed 2015 Annual Incentive Cycle [2] ($)	2014 – 2016 LTIP Cycle [3] ($)	Total ($)
Martin J. Barrington	32,342,059	4,615,650	12,675,000	49,632,709
William F. Gifford, Jr.	6,548,625	1,136,228	3,490,106	11,174,959
Howard A. Willard	8,823,472	1,528,800	5,779,800	16,132,072
Denise F. Keane	7,222,697	1,750,476	7,066,800	16,039,973
Craig A. Johnson	5,581,757	1,672,125	6,750,900	14,004,782
James E. Dillard	3,977,489	646,815	1,528,313	6,152,617
David R. Beran	–	–	4,208,752 [4]	4,208,752

(1) Assumes a change in control price of $58.21, the closing price of Altria's common stock on December 31, 2015.

(2) Based on the prorated maximum award payable under the 2015 Annual Incentive Award program and the executive having worked 12 of the 12 months of the performance period.

(3) Based on the prorated maximum award payable under the 2014 – 2016 LTIP and the executive having worked 24 months of the 36-month performance period.

(4) Based on the prorated maximum award payable under the 2014 – 2016 LTIP and the executive having worked 14 months of the 36-month performance period due to retirement effective March 1, 2015.

Upon a change in control, the retirement benefits under the BEP described above in "Pension Benefits" and "Non-Qualified Deferred Compensation" become payable, without any additional benefits or enhancements as a result of the change in control.

The Company maintains a non-qualified grantor trust (the "Trust"), commonly known as a "rabbi trust," to provide a limited amount of financial security for the participants' unfunded benefits under the BEP in the event of a change in control of the Company. The Trust is unfunded until funding is triggered by a change in control. In such an event, Trust assets would still be subject to the claims of general creditors of the Company in cases of insolvency and bankruptcy. The Trust does not provide additional benefits or enhancements to the participants in the BEP.

Other than the BEP payments and Trust funding, none of our retirement plans or any other related agreements provide our NEOs with an additional enhancement, early vesting or other benefit in the event of a change in control or termination of employment, except for certain plan provisions applicable to all plan participants that, in the event of a change in control, ensure vesting and continuation of profit-sharing contributions for the year in which a change in control occurs and the following two years. All NEOs are already fully vested in such retirement plans and other related agreements. Similarly, no special provisions apply to NEOs with respect to continued medical, life insurance or other insurance coverage following termination of employment whether or not in connection with a change in control.

Termination Payments

In the event of certain involuntary terminations of employment, our salaried employees, including all of our NEOs, are eligible for severance benefits under the Severance Pay Plan for Salaried Employees ("Severance Plan"). The Severance Plan provides for severance pay (based on salary) and continuation of certain benefits for up to 12 months depending on years of service. In order to receive any of these benefits, eligible employees must execute a general release of claims. Periods for which employees are entitled to severance payments may be counted toward vesting and eligibility for purposes of the Retirement Plan as well as post-retirement medical coverage.

The following table shows the amount of severance that would be paid under the Severance Plan to each NEO had he or she been involuntarily separated on December 31, 2015 and eligible for these payments:

Name	Severance Payments ($)
Martin J. Barrington	1,350,000
William F. Gifford, Jr.	610,000
Howard A. Willard	800,000
Denise F. Keane	916,000
Craig A. Johnson	875,000
James E. Dillard	432,115

In the event of death or total disability, all salaried employees with awards of unvested RSUs or restricted stock, including the NEOs, become fully vested in those awards. In addition, the NEOs, like other salaried employees, may become entitled to a prorated LTIP award based on the target payment amount, and the Compensation Committee may pay a prorated Annual Incentive Award based on the target payment amount, at its discretion. The NEOs would also become entitled to the same life insurance and long-term disability plan benefits as other salaried employees upon a death or disability.

The following table shows the amounts that would be paid under the RSU, restricted stock and LTIP awards if the NEOs had died or become disabled as of December 31, 2015:

Name	Unvested RSUs and Restricted Stock [1] ($)	2014 – 2016 LTIP Cycle [2] ($)
Martin J. Barrington	32,342,059	6,500,000
William F. Gifford, Jr.	6,548,625	1,789,798
Howard A. Willard	8,823,472	2,964,000
Denise F. Keane	7,222,697	3,624,000
Craig A. Johnson	5,581,757	3,462,000
James E. Dillard	3,977,489	783,750

(1)   Based on the closing price of Altria's common stock of $58.21 on December 31, 2015.

(2)   Based on the target award payable under the 2014 – 2016 LTIP and the executive having worked 24 of the 36 months of the performance period.

Upon reaching the normal retirement age of 65, all salaried employees, including the NEOs, with unvested RSUs or restricted stock awards become vested in the awards. None of the NEOs reached normal retirement age as of December 31, 2015.

In the event of a voluntary termination of employment or an involuntary termination of employment for cause, the NEOs are not eligible to receive severance, equity vesting or other amounts or benefits other than those provided to other salaried employees. The Compensation Committee has the discretion, however, to fully or partially vest any employee holding a RSU or restricted stock award upon early retirement or upon other terminations of employment, as well as to provide for prorated payments of the annual incentive and LTIP awards in similar situations, and has exercised this discretion from time to time in appropriate circumstances.

Following any termination of employment, the NEOs, like other salaried employees, are entitled to the retirement plan benefits described under "Pension Benefits" and "Non-Qualified Deferred Compensation" above.

In addition, following any termination of employment, each of our NEOs is subject to a confidentiality and non-competition agreement.

As noted earlier, Mr. Beran retired on March 1, 2015. The compensation and benefits he received in connection with his retirement are described under "Retirement of President and COO" on page 42 of our 2015 Proxy Statement.

PROPOSALS REQUIRING YOUR VOTE

PROPOSAL 1 – ELECTION OF DIRECTORS

It is proposed that 11 directors, 10 of whom are independent directors, be elected to hold office until the next annual meeting of shareholders and until their successors have been elected and qualified, subject to their earlier death, resignation or removal. The Nominating, Corporate Governance and Social Responsibility Committee has recommended to the Board, and the Board has approved, the individuals named below.

We list in the biographies below the particular experiences, qualifications, attributes or skills of each nominee that the Nominating, Corporate Governance and Social Responsibility Committee believes will advance the Company's Mission and one or more Mission goals. The Committee and the Board believe that each of the nominees for election at the 2016 Annual Meeting possesses strong and unique characteristics. The Committee and the Board believe that, as a group, these nominees provide the Board with an optimal balance of experience, leadership, competencies, qualifications and skills.

Although it is not anticipated that any of the persons named below will be unable or unwilling to stand for election, a proxy, in the event of such an occurrence, may be voted for a substitute designated by the Board. However, in lieu of designating a substitute, the Board may reduce the number of directors.

Director Nominee Biographies and Qualifications



Director Since: 2008

Board Committees:
• Compensation
• Executive
• Innovation
• Nominating, Corporate Governance and Social Responsibility (Chair)

GERALD L. BALILES, 75

Position, Principal Occupation and Professional Experience:
Retired Director and Chief Executive Officer, Miller Center of Public Affairs (Charlottesville, VA). Governor Baliles was the Director and Chief Executive Officer of the Miller Center of Public Affairs, a leading public policy institution affiliated with the University of Virginia, from April 2006 to December 31, 2014. From 1990 to April 2006, he served as an international aviation and trade partner in the law firm of Hunton & Williams LLP. From 1986 through 1990, Governor Baliles served as the 65th Governor of the Commonwealth of Virginia. During his tenure as Governor, he served as Chairman of the National Governors Association.

Other Current Public Directorships: None.

Prior Public Company Directorships (within the last five years): Norfolk Southern Corporation (1990 to May 2013).

Other Directorships, Trusteeships and Memberships: Patrick County Education Foundation. Previously served on the boards of the Virginia Foundation for Community College Education, Center for the Study of the Presidency and Congress, PBS, Newport News Shipbuilding, Shenandoah Life Insurance Company,* the Nature Conservancy in Virginia and the Virginia Historical Society.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Governor Baliles's significant expertise in public policy and law and his professional, administrative and leadership experiences, including his service as chief executive of the Commonwealth of Virginia, provide clear support for his nomination for election to the Board.

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* During 2009, Shenandoah Life Insurance Company entered into a receivership pursuant to a Virginia statutory procedure due to a sharp decline in value in certain of the company's holdings that resulted in the company falling below minimum capitalization requirements. As part of this receivership, the Circuit Court in Richmond, Virginia, entered an order which, in accordance with required statutory provisions that apply to all such receiverships in Virginia, enjoined the directors from conducting any further business related to Shenandoah Life Insurance Company. The order contained no other findings or provisions related to the conduct of any directors of the entity. In May 2012, Shenandoah Life Insurance Company emerged from receivership and resumed possession of its property and the management of its affairs. The Nominating, Corporate Governance and Social Responsibility Committee considered this order with regard to the director's qualification to serve as a director and has determined that the order does not impact the director's ability or qualifications to serve as a director.

MARTIN J. BARRINGTON, 62



Position, Principal Occupation and Professional Experience:
Chairman, Chief Executive Officer and President, Altria Group, Inc. (Richmond, VA).
Mr. Barrington serves as Chairman, Chief Executive Officer and President of Altria Group, Inc. He was appointed to the additional role of President effective March 1, 2015. Prior to his appointment as Chairman and Chief Executive Officer on May 17, 2012, Mr. Barrington's previous positions at the Company included Vice Chairman and Executive Vice President and Chief Compliance and Administrative Officer. Mr. Barrington has been employed continuously by the Company and its subsidiaries in various capacities since 1993. Before joining the Altria family of companies, he practiced law in both the government and private sectors.

Other Current Public Directorships: None.

Prior Public Company Directorships (within the last five years): None.

Other Directorships, Trusteeships and Memberships: Virginia Museum of Fine Arts; Richmond Performing Arts Center L.L.L.P. Previously served on the Board of Commissioners of the Virginia Port Authority and the advisory board of Points of Light Institute.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Barrington's significant knowledge and understanding of the Company and its businesses and the external environment in which the Company's businesses operate, including the regulatory environment, together with his various leadership experiences as described above, provide clear support for his nomination for election to the Board.

Director Since: 2012

Chairman, Chief Executive Officer and President

Board Committee:
• Executive (Chair)

JOHN T. CASTEEN III, 72



Position, Principal Occupation and Professional Experience:
President Emeritus, University of Virginia (Charlottesville, VA). Mr. Casteen became President Emeritus of the University of Virginia in August 2010 after having served as President of the University since 1990. He is both University Professor and Professor of English. Previously, Mr. Casteen served as President of the University of Connecticut from 1985 to 1990 and as Secretary of Education for the Commonwealth of Virginia from 1982 to 1985.

Other Current Public Directorships: Strayer Education, Inc.

Prior Public Company Directorships (within the last five years): None.

Other Directorships, Trusteeships and Memberships: Chesapeake Bay Foundation; Jamestown-Yorktown Foundation; Virginia Foundation for Community College Education; Woodrow Wilson International Center for Scholars; Leifur Eiríksson Foundation; several privately-held companies.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Casteen's extensive professional, business, administrative and leadership experiences, particularly his role as a former chief executive of a university system with top-ranking academic and medical divisions, provide clear support for his nomination for election to the Board.

Director Since: 2010

Board Committees:
• Audit
• Innovation
• Nominating, Corporate Governance and Social Responsibility



Director Since: 2008

Board Committees:
- Finance
- Innovation

DINYAR S. DEVITRE, 68

Position, Principal Occupation and Professional Experience:
Special Advisor, General Atlantic LLC (Greenwich, CT). Mr. Devitre is Special Advisor to General Atlantic LLC, a private equity firm, a position he has held since June 2008. In March 2008, Mr. Devitre retired from his position as Senior Vice President and Chief Financial Officer of Altria Group, Inc. Prior to Mr. Devitre's appointment to this position in April 2002, he held a number of senior management positions with the Company.

Other Current Public Directorships: Markit Ltd.; SABMiller plc.

Prior Public Company Directorships (within the last five years): Emdeon Inc. (2008 to 2011); Western Union Company (2006 to May 2015).

Other Directorships, Trusteeships and Memberships: Pratham USA; Brooklyn Academy of Music. Previously served on the boards of The Lincoln Center for the Performing Arts, Inc. and Kraft Foods Inc. (now known as Mondelēz International, Inc.).

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Devitre's significant knowledge and understanding of the Company and its businesses, together with his public company board service (including SABMiller), his financial acumen, his public company chief financial officer experience and his general business knowledge, provide clear support for his nomination for election to the Board.



Director Since: 2008

Presiding Director

Board Committees:
- Compensation
- Executive
- Nominating, Corporate Governance and Social Responsibility

THOMAS F. FARRELL II, 61

Position, Principal Occupation and Professional Experience:
Chairman, President and Chief Executive Officer, Dominion Resources, Inc. (Richmond, VA). Mr. Farrell is the Chairman, President and Chief Executive Officer of Dominion Resources, Inc., one of the nation's largest producers of energy. He became President and Chief Executive Officer of Dominion Resources, Inc. effective January 2006 and was elected Chairman in April 2007. From January 2004 through December 2005, he served as President and Chief Operating Officer of Dominion Resources, Inc. and prior to that as Executive Vice President.

Other Current Public Directorships: Dominion Resources, Inc.; Dominion Midstream GP, LLC. Mr. Farrell also serves as a director of Dominion Gas Holdings, LLC and Virginia Electric and Power Company, which are wholly-owned subsidiaries of Dominion Resources, Inc. that only issue registered debt.

Prior Public Company Directorships (within the last five years): None.

Other Directorships, Trusteeships and Memberships: Associated Electric & Gas Insurance Services Limited; Edison Electric Institute; Institute of Nuclear Power Operations; Richmond Performing Arts Center L.L.L.P.; Richmond 2015, Inc.; Virginia Foundation for Independent Colleges; Virginia Museum of Fine Arts. Previously served on the board of trustees of Virginia Commonwealth University.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Farrell's extensive business, administrative and leadership experiences, particularly his role as chief executive of a large public company in a regulated industry, provide clear support for his nomination for election to the Board.

THOMAS W. JONES, 66

Position, Principal Occupation and Professional Experience:
Senior Partner, TWJ Capital LLC (Stamford, CT). Mr. Jones assumed his position as Senior Partner of TWJ Capital LLC, an investment company, in May 2005. From August 1999 to October 2004, he held the position of Chairman and Chief Executive Officer of Global Investment Management with Citigroup Inc. He joined Travelers Group as Vice Chairman in 1997 and served as Chairman and Chief Executive Officer of Smith Barney Asset Management until August 1999 when Travelers Group merged with Citibank to form Citigroup Inc. Prior to joining Travelers Group, Mr. Jones served as President and Chief Operating Officer and Vice Chairman of TIAA-CREF from 1993 to 1997.

Other Current Public Directorships: Assured Guaranty Ltd.

Prior Public Company Directorships (within the last five years): None.

Other Directorships, Trusteeships and Memberships: Cornell University (Trustee Emeritus); several privately-held investment portfolio companies. Previously served on the boards of the Federal Reserve Bank of New York, Freddie Mac, Thomas & Betts Corp., Travelers Group, TIAA-CREF, Eastern Enterprises and Howard University.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Jones's expertise in the areas of finance and investments and his extensive professional, business and leadership experiences, particularly his leadership and administrative roles at large publicly-held companies, provide clear support for his nomination for election to the Board.



Director Since: 2002

Board Committees:
• Audit
• Compensation
• Executive
• Finance (Chair)

DEBRA J. KELLY-ENNIS, 59

Position, Principal Occupation and Professional Experience:
Retired President and Chief Executive Officer, Diageo Canada, Inc. (Etobicoke, Ontario, Canada). Ms. Kelly-Ennis was President and Chief Executive Officer of Diageo Canada, Inc., a subsidiary of Diageo plc, a global spirits, wine and beer company, from 2008 to June 2012. From 2005 to 2008, she was Chief Marketing Officer for Diageo North America, Inc., another subsidiary of Diageo plc. Ms. Kelly-Ennis has also held marketing, sales and general management positions with RJR/Nabisco, Inc., The Coca-Cola Company, General Motors Corporation and Grand Metropolitan PLC.

Other Current Public Directorships: Carnival Corporation & plc; PulteGroup, Inc.

Prior Public Company Directorships (within the last five years): Hertz Global Holdings, Inc. (2013 to October 2015).

Other Directorships, Trusteeships and Memberships: Dress for Success Worldwide (Director Emeritus).

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Ms. Kelly-Ennis's leadership experiences, particularly her positions as an executive with several large, consumer-focused companies in multiple industries, and her significant marketing, sales and distribution experience at large publicly-held companies, including companies in the consumer packaged goods industry, provide clear support for her nomination for election to the Board.



Director Since: 2013

Board Committees:
• Audit
• Innovation
• Nominating, Corporate Governance and Social Responsibility



Director Since: 2011

Board Committees:
• Compensation (Chair)
• Executive
• Finance
• Innovation

W. LEO KIELY III, 69

Position, Principal Occupation and Professional Experience:
Retired Chief Executive Officer, MillerCoors LLC (Golden, CO). Mr. Kiely retired as Chief Executive Officer of MillerCoors LLC, a joint venture combining the U.S. and Puerto Rico operations of SABMiller plc and Molson Coors Brewing Company, in July 2011, a position he had held since July 2009. From February 2005 through July 2009, Mr. Kiely served as President and Chief Executive Officer of Molson Coors Brewing Company. From March 1993 to March 2005, he held a variety of executive positions at Coors Brewing Company, including Chief Executive Officer. Before joining Coors Brewing Company, he held executive positions with Frito-Lay, Inc., a subsidiary of PepsiCo, Inc., and Ventura Coastal Corporation, a division of Seven Up Inc.

Other Current Public Directorships: None.

Prior Public Company Directorships (within the last five years): Medpro Safety Products, Inc. (2009 to March 2014).

Other Directorships, Trusteeships and Memberships: Previously served on the boards of The Denver Center for the Performing Arts and Helen G. Bonfils Foundation.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Kiely's extensive business, administrative and leadership experiences, particularly his various executive positions, including the role of chief executive, in the consumer packaged goods industry, provide clear support for his nomination for election to the Board.



Director Since: 2012

Board Committees:
• Audit
• Compensation
• Finance

KATHRYN B. McQUADE, 59

Position, Principal Occupation and Professional Experience:
Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited (Calgary, Alberta, Canada). Ms. McQuade served as Senior Advisor of Canadian Pacific Railway Limited ("Canadian Pacific"), a transcontinental railway in Canada and the United States, from November 2012 to May 2013, after previously serving as Executive Vice President and Chief Financial Officer of Canadian Pacific from September 2008 to her retirement in November 2012. Ms. McQuade joined Canadian Pacific in June 2007 as Executive Vice President and Chief Operating Officer. Prior to joining Canadian Pacific, Ms. McQuade served as Executive Vice President – Planning and Chief Information Officer at Norfolk Southern Corporation where she spent 27 years in key information technology, strategic planning and finance leadership positions.

Other Current Public Directorships: TransAlta Renewables Inc.

Prior Public Company Directorships (within the last five years): None.

Other Directorships, Trusteeships and Memberships: Several privately-held companies. Previously served on the boards of The College of William & Mary Foundation and Shenandoah Life Insurance Company.*

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Ms. McQuade's significant financial and accounting expertise, particularly her experience as a public company chief financial officer, her information technology expertise, her general business knowledge and her management experience in a regulated industry, provide clear support for her nomination for election to the Board.

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*   For more information, please refer to the footnote on page 56.

GEORGE MUÑOZ, 64

Position, Principal Occupation and Professional Experience:
Principal, Muñoz Investment Banking Group, LLC (Washington, D.C.) and Partner, Tobin & Muñoz (Chicago, IL). Mr. Muñoz is a principal of the Washington, D.C.-based firm of Muñoz Investment Banking Group, LLC. He is also a partner in the Chicago-based law firm of Tobin & Muñoz. He served as President and Chief Executive Officer of the Overseas Private Investment Corporation from 1997 to January 2001. From 1993 to 1997, Mr. Muñoz was Chief Financial Officer and Assistant Secretary of the United States Treasury Department.

Other Current Public Directorships: Marriott International, Inc.; Anixter International, Inc.

Prior Public Company Directorships (within the last five years): None.

Other Directorships, Trusteeships and Memberships: National Geographic Society; several privately-held companies. Previously served on the boards of Esmark Incorporated and Archipelago Holdings, Inc.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Muñoz's accounting, financial, legal and public policy expertise, along with his background in international business and his significant professional, administrative and leadership experiences in both the private and public sectors, provide clear support for his nomination for election to the Board.



Director Since: 2004

Board Committees:
• Audit (Chair)
• Executive
• Finance
• Nominating, Corporate Governance and Social Responsibility

NABIL Y. SAKKAB, 68

Position, Principal Occupation and Professional Experience:
Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company (Cincinnati, OH). Dr. Sakkab held a variety of positions at The Procter & Gamble Company beginning in 1974. He retired in November 2007 as Senior Vice President, Corporate Research and Development.

Other Current Public Directorships: Deinove.

Prior Public Company Directorships (within the last five years): Givaudan SA (2008 to March 2015).

Other Directorships, Trusteeships and Memberships: Several privately-held companies.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Dr. Sakkab's innovation expertise in the consumer packaged goods industry and his extensive overall business knowledge and experiences on boards of directors provide clear support for his nomination for election to the Board.



Director Since: 2008

Board Committees:
• Executive
• Finance
• Innovation (Chair)
• Nominating, Corporate Governance and Social Responsibility

> **The Board recommends a vote "FOR" each of the nominees for election as directors.**

PROPOSAL 2 – RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As reflected in the Audit Committee Charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has selected PricewaterhouseCoopers as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016 and has directed that management submit such selection to shareholders for ratification at the 2016 Annual Meeting. In selecting PricewaterhouseCoopers as Altria's independent registered public accounting firm, the Audit Committee conducted its annual evaluation of PricewaterhouseCoopers. This evaluation considers various matters, such as the firm's reputation, quality of services, communications (with management and the Audit Committee), technical competence, and industry and Company knowledge. The Audit Committee also evaluates PricewaterhouseCoopers' independence program and quality control procedures, the results of PCAOB and peer reviews of PricewaterhouseCoopers' quality controls and the appropriateness of the fees that PricewaterhouseCoopers charges the Company. Representatives of PricewaterhouseCoopers are expected to be present at the meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The Audit Committee has the sole authority to approve all engagement fees and terms associated with the retention of PricewaterhouseCoopers. As noted in the Audit Committee Report, the Committee pre-approved all fees associated with the services that PricewaterhouseCoopers provided in 2015. In addition to assuring the rotation of the audit partners every five years as required by law, the Audit Committee is responsible for selecting, reviewing and evaluating the lead partner and senior members of the independent registered public accounting firm and considers whether, in order to assure continuing auditor independence, there should be a rotation of the independent registered public accounting firm. The Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Shareholder ratification of the selection of PricewaterhouseCoopers as the Company's independent registered public accounting firm is not required by the Company's By-Laws or otherwise. However, we are submitting the selection of PricewaterhouseCoopers to the shareholders for ratification as a matter of good corporate governance. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it is determined that such a change would be in the best interests of the Company and its shareholders.

The Board recommends a vote "FOR" ratification of the selection of PricewaterhouseCoopers.

PROPOSAL 3 – NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related regulations require that we provide shareholders with an annual non-binding advisory vote to approve the compensation of the Company's named executive officers, as such compensation is disclosed in this Proxy Statement. In response to the preference expressed by the Company's shareholders at the Company's 2011 Annual Meeting of Shareholders, the Board adopted a policy of holding this non-binding advisory vote annually.

At our 2015 Annual Meeting, 96% of the shares voted were cast in support of the compensation of the Company's named executive officers. The Company recommends that shareholders again approve and support the decisions pertaining to the compensation of the Company's named executive officers and the Company's executive compensation program. The Company believes that its executive compensation program successfully aligns the interests of the Company's named executive officers with the interests of our shareholders by promoting the Company's Mission and business strategies, rewarding the successful execution of those strategies in a fair and financially disciplined manner and supporting the ability to attract, develop and retain world-class leaders.

This alignment of interests was demonstrated during the 2015 compensation performance period. Under the leadership of our named executive officers, the Company achieved significant success during the year on both an absolute basis and a relative basis as compared to the 2015 Altria Peer Group, and our shareholders benefited from that success through strong TSR, solid adjusted diluted EPS growth and increased dividends. These successes are highlighted in the "2015 Business Highlights" section of the Proxy Statement Summary on pages 3 and 4.

The Company encourages shareholders to review carefully the Compensation Discussion and Analysis and accompanying compensation tables and narrative discussion beginning on page 26 for a more detailed description of the Company's executive compensation program and decisions, including the Company's pay-for-performance philosophy and alignment.

Pursuant to Section 14A of the Exchange Act, shareholders are being asked to vote on the following non-binding resolution:

> "RESOLVED, that shareholders of Altria Group, Inc. approve on an advisory basis the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section, the compensation tables, related footnotes and narrative discussion of this Proxy Statement."

The Board recommends a vote "FOR" this proposal.

This vote is not binding upon the Company, the Board or the Compensation Committee. Nevertheless, the Compensation Committee values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

The Company currently intends to hold the next non-binding advisory vote to approve the compensation of the Company's named executive officers at the Company's 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting"), unless the Board modifies its policy of holding a non-binding advisory vote to approve the compensation of the Company's named executive officers on an annual basis.

PROPOSAL 4 – SHAREHOLDER PROPOSAL REGARDING A REPORT ON TOBACCO PRODUCT CONSTITUENTS AND INGREDIENTS AND THEIR POTENTIAL HEALTH CONSEQUENCES

Trinity Health, 766 Brady Avenue, Apt. 635, Bronx, New York 10462, claiming beneficial ownership of Altria common stock with a market value of at least $2,000, together with four co-proponents, submitted the proposal set forth below. The names, addresses and shareholdings of the co-proponents will be furnished upon request made to the Corporate Secretary of the Company. The Company is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

WHEREAS: The United States Department of Health and Human Services' website, "The Real Cost," outlines the devastating impact of tobacco on people's health. After showing how people become addicted and the health consequences of smoking, the highest number of pictorial examples (nine) show the harm resulting from use of tobacco products because of the chemicals used in them. "Do you know," it asks: "More than 7,000 chemicals are found in a single puff of cigarette smoke;" "A menthol cigarette is still a cigarette with all the toxic chemicals;" "More than 70 chemicals in cigarette smoke can cause cancer;" "Carbon in car exhaust and cigarette smoke;" "Lead: once used in paint and found in cigarette smoke;" "Cadmium: found in batteries and cigarette smoke;" "Formaldehyde: used to preserve dead bodies and found in cigarette smoke;" "Nicotine, the addictive chemical occurs naturally in the tobacco plant;" and "At least 28 chemicals in smokeless tobacco are linked to cancer."

While the U.S. tobacco companies provided the government a list of 599 ingredients used in cigarettes (1994), they did not describe the 4,000+ chemical compounds created from burning a cigarette (69 known to create cancer) nor other adverse pharmacological effects.

While many consumers of our Company's tobacco products, ranging from cigarettes to smokeless tobacco to e-cigarettes, are aware of their potentially addictive power from nicotine, few are cognizant of the serious harm that results from chemicals and additives contained in these products when they use them. Oftentimes typical testing is not sensitive enough to detect truly harmful levels, such as two chemicals known to cause permanent and sometimes fatal lung disease: diacetyl and its chemical cousin, 2,3-pentanedione.

In a front-page feature article, "Inhaling Dangerous Chemicals," *The Milwaukee Journal Sentinel* stated (10.21.15): "There are no requirements that manufacturers test their e-liquids [the juices found in e-cigarettes], nor are there any standards to meet. What testing is done is driven largely by the desire of e-liquid makers to market the safety of their products." However, the article immediately continues: "the Journal Sentinel's testing led to yet another discovery: The method typically used to analyze e-liquids for the industry is not sensitive enough to detect levels that could be harmful. As a result e-liquid makers across the country claim their formulas are diacetyl free when sometimes they are not."

In response, a spokesman for the U.S. Food and Drug Administration admitted: "We're at a point where these are not regulated by anyone," warning, "It's a 'Buyer Beware' market."

To enable *all users of our tobacco products an awareness of the dangers of such liquids, additives and chemicals. . .*

RESOLVED: shareholders request Altria Group, Inc. undertake a thorough analysis, engaging chemical and pharmacological experts as needed, of all the harmful liquids, additives and chemicals and their potential health consequences when each brand of our tobacco products is used as intended by consumers and report the results of the analysis on the Company's website.

The Board recommends a vote "AGAINST" this shareholder proposal.

Altria believes that the objectives of this proposal are appropriately addressed by (i) the FDA's comprehensive authority to regulate tobacco products, (ii) existing requirements for ingredient and constituent reporting and (iii) health warnings for tobacco products, and that the proposal would impose additional and unnecessary burdens and costs on Altria.

Altria agrees that tobacco product manufacturers should disclose ingredients and harmful or potentially harmful constituents to the public within the context of a science- and evidence-based regulatory framework administered by the FDA. That is among the reasons why Altria supported enactment in 2009 of the Family Smoking Prevention and Tobacco Control Act ("FSPTCA"). The FSPTCA granted FDA comprehensive regulatory authority over tobacco products, including requirements for extensive product submissions to the FDA and authority for the FDA to disclose product information to the public. The FSPTCA also imposes fees on tobacco product manufacturers to pay for the cost of regulation. The FSPTCA applied immediately to cigarettes, cigarette tobacco, roll-your-own tobacco and smokeless tobacco products. FDA has announced regulations to extend its authority over all other tobacco products, including cigars and e-vapor products, which are expected to be finalized in the near future.

Since enactment of the FSPTCA, FDA has implemented a number of compliance requirements for regulated tobacco products, including requiring manufacturers to provide extensive ingredient information for all products sold in the United States. Additionally, the FSPTCA requires testing and reporting of levels of constituents in or produced by these tobacco products that FDA has identified as harmful or potentially harmful.

PM USA and USSTC have filed reports with FDA about both the ingredients used and the harmful and potentially harmful constituents produced by their tobacco products, and JMC and Nu Mark will comply with required disclosures as these requirements come into effect for their products. Under the FSPTCA, FDA has the authority to regulate nicotine yields and to reduce or eliminate constituents or ingredients that are or may be harmful.

FDA is also statutorily required to provide information to the public about harmful and potentially harmful constituents in tobacco products in a way that is not misleading to a lay person and is in the process of determining how to do so. We believe that FDA is in the best position to make determinations, based on science and evidence, about what information concerning harmful and potentially harmful constituents should be communicated to the public and how those communications should be executed.

Our tobacco companies report ingredient and constituent information to other federal agencies beyond FDA and also to certain states and other countries where such filings are required. For example, PM USA files a list of ingredients added to tobacco in the manufacture of cigarettes annually with the Centers for Disease Control. PM USA and USSTC also file annually with the Centers for Disease Control information about nicotine, pH and ingredients for their smokeless tobacco products. Our domestic tobacco companies also provide ingredient information on their respective websites and aim to strike a reasonable balance between providing this information while protecting their proprietary recipes from disclosure to competitors.

Additionally, our tobacco companies comply with laws or consent decrees requiring health warnings on the tobacco products they sell in various locations, including health warnings on cigarette, smokeless tobacco, e-vapor and cigar product packaging and advertising. FDA's proposal to regulate other tobacco products, such as e-vapor products, cigars and pipe tobacco, requires health warnings.

Altria believes that the issues raised in this proposal are and will continue to be appropriately addressed by statutory and regulatory requirements and that the actions requested by the proponents would not be in the best interests of the Company or its shareholders.

The Board recommends a vote "AGAINST" this shareholder proposal.

PROPOSAL 5 – SHAREHOLDER PROPOSAL REGARDING PARTICIPATION IN MEDIATION OF ANY ALLEGED HUMAN RIGHTS VIOLATIONS INVOLVING ALTRIA'S OPERATIONS

American Federation of Labor and Congress of Industrial Organizations, 815 Sixteenth Street, N.W., Washington, D.C. 20006, claiming beneficial ownership of Altria common stock with a market value of at least $2,000, submitted the proposal set forth below. The Company is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

RESOLVED, shareholders of Altria Group, Inc. (the "Company") urge the Company to participate in mediation of any specific instances of alleged human rights violations involving the Company's operations if mediation is offered by a governmental National Contact Point for the Organisation for Economic Cooperation and Development (the "OECD") Guidelines for Multinational Enterprises.

For the purposes of this policy, the human rights subject to mediation shall include, at a minimum, those expressed in the International Labor Organization's Declaration on Fundamental Principles and Rights at Work:

  (a) freedom of association and the effective recognition of the right to collective bargaining;

  (b) the elimination of all forms of forced or compulsory labor;

  (c) the effective abolition of child labor; and

  (d) the elimination of discrimination in respect of employment and occupation.

Supporting Statement

The United Nation's Guiding Principles on Business and Human Rights call on business enterprises to have in place the following policies and processes:

  a. A policy commitment to meet their responsibility to respect human rights;

  b. A human rights due diligence process to identify, prevent, mitigate and account for how they address their impacts on human rights;

  c. Processes to enable the remediation of any adverse human rights impacts they cause or to which they contribute.

(Guiding Principles on Business and Human Rights, United Nations, 2011, available at http://www.ohchr.org/Documents/ Publications/GuidingPrinciplesBusinessHR_EN.pdf). While our Company has taken steps to commit to respect human rights and to conduct due diligence, we believe the Company needs to provide adequate remedies for human rights violations involving the Company's operations including its tobacco supply chain.

Non-judicial grievance mechanisms to remedy human rights violations are needed the most when formal legal mechanisms are inadequate. For example, in the United States, agricultural workers are excluded from the National Labor Relations Act that protects the rights of workers to organize and collectively bargain. Agricultural child labor is also permitted in the United States under the Fair Labor Standards Act.

This proposal urges our Company to participate in mediation of alleged human rights violations if mediation is offered by a governmental National Contact Point pursuant to the OECD Guidelines for Multinational Enterprises. (OECD, 2011, available at http://www.oecd.org/daf/inv/mne/48004323.pdf). In the United States, the State Department's Office of the U.S. National Contact Point provides mediation of specific instances of human rights violations through the U.S. Federal Mediation and Conciliation Service. ("Specific Instance Process," Office of the U.S. National Contact Point, U.S. Department of State, available at http://www.state.gov/e/eb/oecd/usncp/specificinstance/index.htm).

Participation in the National Contact Point mediation process is voluntary and does not mean that the Company will be bound by the outcome of mediation. By agreeing to participate in National Contact Point mediation, our Company can affirmatively signal its commitment to remedy human rights violations should they arise in the future.

The Board recommends a vote "AGAINST" this shareholder proposal.

Altria believes that (i) our companies' responsible supply chain management practices appropriately address the objectives of this proposal and (ii) management should retain its ability to evaluate, on a case-by-case basis, requests for mediation of complaints regarding alleged violations of the Organization for Economic Cooperation and Development ("OECD") Guidelines for Multinational Enterprises ("OECD Guidelines").

Altria and its companies respect human rights throughout their supply chains and take seriously issues related to freedom of association, employment discrimination, and forced, compulsory and child labor. We believe our suppliers and growers who provide agricultural products to our companies should understand and respect workers' rights.

Our companies demonstrate this commitment through grower contracts and our Supplier Code of Conduct. They also develop solutions to supply chain issues, including those related to human rights, by working collaboratively with stakeholders. For example, PM USA and USSTC require their contracted domestic tobacco growers to attend training on good agricultural practices, which includes training on labor management practices, offered by a third party in partnership with the U.S. Department of Labor. In addition, PM USA and USSTC assess these growers' operations, including farm safety training for workers, and expect growers to address any issues identified in these assessments. More information about our supply chain management practices, including our Supplier Code of Conduct, is available on our website at www.altria.com.

Furthermore, we consider it important for our management to retain the ability to consider any claim under the OECD Guidelines, including possible mediation requests, on a case-by-case basis as is the Company's present right under those Guidelines. Each country that is a member of the OECD, including the United States, has an established contact point for assessing complaints regarding alleged violations of the OECD Guidelines and deciding whether to recommend mediation. When the contact point recommends mediation, the parties involved with the dispute have the right to decide whether to mediate that complaint. Because management is already actively engaged in supply chain matters, as noted above, it is in the best position to evaluate any such complaints and decide whether mediation or an alternative approach is the best path towards resolution. We believe that a case-by-case evaluation is best and that the blanket approach advocated in the proposal (specifically, prospective adoption of mediation in all cases where it is proposed) is not in the best interests of the Company or its shareholders.

The Board recommends a vote "AGAINST" this shareholder proposal.

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

Directors and Executive Officers

The following table shows the number of shares of the Company's common stock beneficially owned as of March 1, 2016, by each director, nominee for director, NEO and the directors and executive officers of the Company as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer, as well as all directors and executive officers as a group, is less than 1% of the outstanding shares.

Name	Amount and Nature of Beneficial Ownership [1] [2]
Gerald L. Baliles	45,223
David R. Beran	500,457
Martin J. Barrington	636,764
John T. Casteen III	35,289
James E. Dillard III	69,903
Dinyar S. Devitre	199,396
Thomas F. Farrell II	59,419
William F. Gifford, Jr.	127,168
Craig A. Johnson	218,659
Thomas W. Jones	100,362
Denise F. Keane	229,977
Debra J. Kelly-Ennis	12,961
W. Leo Kiely III	17,329
Kathryn B. McQuade	19,935
George Muñoz	73,490
Nabil Y. Sakkab	24,851
Howard A. Willard III	211,847
Group (24 persons)	**2,892,676**

[1] Includes shares of restricted common stock as follows: Mr. Barrington, 292,960; Mr. Dillard, 17,700; Mr. Gifford, 31,320; Mr. Johnson, 34,720; Ms. Keane, 44,930; Mr. Willard, 44,930; and group, 529,600. Does not include RSUs granted to executive officers.

[2] Includes shares as to which beneficial ownership is disclaimed as follows: Mr. Johnson, 350 (30 shares held by son, 320 shares held by step-daughter); and Mr. Willard, 353 (shares held by spouse). Also includes shares as to which voting and/or investment power is shared with or controlled by another person and as to which beneficial ownership is not disclaimed as follows: Mr. Devitre, 77,251 (shares held in grantor retained annuity trust); Dr. Sakkab, 13,743 (shares held in joint tenancy); and group, 113,797. Also includes shares of deferred stock as follows: Governor Baliles, 9,664; Mr. Casteen, 35,289; Mr. Farrell, 56,919; Mr. Jones, 93,924; Ms. Kelly-Ennis, 12,961; Ms. McQuade, 18,935; and Mr. Muñoz, 63,261.

In addition to the shares shown in the table above, as of March 1, 2016, those directors who participate in the Company's director deferred fee program had the following Altria share equivalents allocated to their accounts: Mr. Farrell, 24,685; Ms. Kelly-Ennis, 8,061; Ms. McQuade, 6,548; and Mr. Muñoz, 12,392. See "Board and Governance Matters – Directors – Director Compensation" on page 19 for a description of the deferred fee program for directors.

Certain Other Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of the Company's outstanding common stock:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock Ownership on March 28, 2016
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	122,598,322 [1]	6.3%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	116,217,474 [2]	5.9%

(1)   According to the Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 25, 2016, disclosing the number of shares as of December 31, 2015.

(2)   According to the Schedule 13G/A filed with the SEC by The Vanguard Group on February 10, 2016, disclosing the number of shares as of December 31, 2015.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company believes that during 2015 all reports for the Company's directors and executive officers that were required to be filed under Section 16 of the Exchange Act were filed on a timely basis.

RELATED PERSON TRANSACTIONS AND CODE OF CONDUCT

The Board has adopted a written Policy on Related Person Transactions that requires the Company's executive officers, directors and nominees for director to promptly notify the Corporate Secretary in writing of any transaction in which (i) the amount exceeds $120,000, (ii) the Company is, was or is proposed to be a participant and (iii) such person or such person's immediate family members ("Related Persons") has had or may have a direct or indirect material interest (a "Related Person Transaction"). Subject to certain exceptions delineated in the policy, Related Person Transactions must be brought to the attention of the Nominating, Corporate Governance and Social Responsibility Committee or any other committee designated by the Board that is comprised solely of independent directors for an assessment of whether the transaction or proposed transaction should be permitted to proceed. In deciding whether to approve, ratify or disapprove the Related Person Transaction, the Committee is required to consider all relevant facts and circumstances, including the commercial reasonableness of the terms of the transaction, the materiality of the Related Person's direct or indirect interest in the Related Person Transaction, the materiality of the Related Person Transaction to the Company, the impact of the Related Person Transaction on the Related Person, the impact of the Related Person Transaction on the Related Person's independence (as defined in the Corporate Governance Guidelines and the NYSE listing standards) and the actual or apparent conflict of interest of the Related Person participating in the Related Person Transaction. If the designated Committee determines that the Related Person has a direct or indirect material interest in any such transaction, the Committee must review and approve, ratify or disapprove the Related Person Transaction. During 2015, there were no Related Person Transactions.

In addition to the Policy on Related Person Transactions, the Director Code and the Code of Conduct have specific provisions addressing actual and potential conflicts of interest. The Director Code specifies: "Our directors have an obligation to act in the best interest of the Company. All directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company." The Director Code defines conflict of interest to include any instance in which (i) a person's private interest interferes in any way, or even appears to interfere, with the interest of the Company, including its subsidiaries and affiliates; (ii) a director or a director's family member takes an action or has an interest that may make it difficult for that director to perform his or her work objectively and effectively; and (iii) a director (or his or her family member) receives improper personal benefits as a result of the director's position in the Company. Similarly, the Code of Conduct requires all officers and employees of the Company to avoid situations where the officer's or employee's "personal, financial or other activity or relationship affects our ability to make loyal and objective business decisions on behalf of our companies." The Code of Conduct lists specific types of transactions that might create an actual or apparent conflict of interest and provides guidance on how each situation must be handled.

All three of the policies discussed above are available on the Company's website at www.altria.com.

QUESTIONS AND ANSWERS ABOUT COMMUNICATIONS, COMPANY DOCUMENTS AND SHAREHOLDER PROPOSALS

1. HOW DO I COMMUNICATE WITH THE BOARD OF DIRECTORS?

Shareholders and other interested parties who wish to communicate with the Board may do so by writing to the Presiding Director, Board of Directors of Altria Group, Inc., 6601 West Broad Street, Richmond, Virginia 23230. The non-management directors have established procedures for the handling of communications from shareholders and other interested parties and directed the Corporate Secretary to act as their agent in processing any communications received. Communications that relate to matters that are within the scope of the responsibilities of the Board and its Committees are to be forwarded to the Presiding Director.

Communications that relate to matters that are within the responsibility of one of the Committees are also to be forwarded to the Chair of the appropriate Committee. Communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities, such as customer complaints, are to be sent to the appropriate subsidiary. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any non-management director who wishes to review them.

2. HOW CAN A SHAREHOLDER NOMINATE A DIRECTOR OR SUBMIT A PROPOSAL FOR NEXT YEAR'S ANNUAL MEETING?

Proposals for Business for Inclusion in Next Year's Proxy Statement (Rule 14a-8): SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 of the Exchange Act. Proposals submitted in accordance with Rule 14a-8 for inclusion in the Company's proxy statement for the 2017 Annual Meeting (presently anticipated to be held on May 18, 2017) must be received by the Company's Corporate Secretary no later than December 8, 2016.

Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access); Director Nominees and Other Business Proposals for Consideration at Next Year's Annual Meeting: The Company's By-Laws permit a shareholder (or group of shareholders (up to 20)) who has owned a significant amount of Altria common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (the greater of two or up to 20% of the Board) for inclusion in the Company's proxy statement if the shareholder(s) and the nominee(s)

satisfy the requirements specified in the Company's By-Laws.

The Company's By-Laws also set forth the procedures that a shareholder must follow to nominate a candidate for election as a director or to propose other business for consideration at shareholder meetings, in each case, not submitted for inclusion in next year's proxy statement (either under proxy access or Rule 14a-8), but instead to be presented directly at shareholder meetings.

In each case, director nominations or proposals for other business for consideration at the 2017 Annual Meeting submitted under these By-Law provisions must be received by the Company's Corporate Secretary between November 8 and December 8, 2016.

The Corporate Secretary's address is: 6601 West Broad Street, Richmond, Virginia 23230. Notice must include the information required by the Company's By-Laws, which are available on our website at www.altria.com or without charge upon written request to the Corporate Secretary.

3. WHAT IS HOUSEHOLDING?

Under SEC rules, companies and intermediaries such as brokers, banks and other nominees are permitted to satisfy proxy material delivery requirements by delivering one proxy statement and one annual report, or one notice of internet availability for each shareholder account, as applicable, in one envelope to all shareholders residing at the same address who share the same last name (or the company or intermediary reasonably believes are members of the same family). This method of delivery is known as "householding." Householding reduces the number of mailings that shareholders receive, saves on printing and

postage costs and conserves natural resources. Shareholders who participate in householding continue to receive separate proxy cards, voting instruction forms or notices of internet availability, as applicable, which will allow each individual to vote independently.

Registered Shareholders: If you are a registered shareholder and currently participate in householding and wish to receive a separate copy of this Proxy Statement and the 2015 Annual Report on Form 10-K, or if you would like to opt out of householding for future deliveries of your annual proxy materials, please contact our transfer agent, Computershare Trust Company, N.A., in writing to Computershare, P.O. Box 43078, Providence, Rhode Island 02940-3078, or by calling 1-800-442-0077. If you request a separate copy of this Proxy Statement and the 2015 Annual Report on Form 10-K, they will be mailed within three business days from receipt of your request.

Street Name Shareholders: A street name shareholder who received this Proxy Statement and the 2015 Annual Report on Form 10-K at a shared address may request a separate copy of the Proxy Statement and the 2015 Annual Report on Form 10-K by contacting Broadridge Financial Solutions, Inc. in writing to its Householding Department at 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-800-542-1061.

Street name shareholders sharing an address who received multiple copies of the annual proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request. If you would like to opt out of householding for future deliveries of your annual proxy materials, please contact your broker, bank or other nominee.

4. WHERE CAN I FIND THE COMPANY'S CORPORATE GOVERNANCE GUIDELINES, COMMITTEE CHARTERS, CODES OF CONDUCT OR OTHER GOVERNANCE DOCUMENTS?

The Altria Code of Conduct is available on the Company's website at www.altria.com/codeofconduct. The Company's Corporate Governance Guidelines, charters of the Committees, the Director Code and the Company's Articles of Incorporation and By-Laws are available on the Company's website at www.altria.com/governance.

Information on, or that can be accessed through, the Company's website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings the Company makes with the SEC.

5. HOW CAN I OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AND OTHER SEC FILINGS?

Our 2015 Annual Report on Form 10-K was delivered or made available with this Proxy Statement. Additional copies of our 2015 Annual Report on Form 10-K (not including exhibits and documents incorporated by reference) are available in print, free of charge, to shareholders requesting a copy by writing to:

Investor Relations, Altria Client Services LLC, 6601 West Broad Street, Richmond, Virginia 23230, or by calling 1-804-484-8222. You may review the Company's filings with the SEC by visiting our website at www.altria.com

OTHER BUSINESS

Management knows of no other business that will be presented to the meeting for a vote. If other matters properly come before the meeting, the persons named as proxies will vote on them in accordance with their best judgment.

W. Hildebrandt Surgner, Jr.
Corporate Secretary

April 7, 2016
Richmond, Virginia

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ALTRIA GROUP, INC.
NON-GAAP FINANCIAL MEASURES

Altria Group, Inc. ("Altria") reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Altria's management reviews operating companies income ("OCI"), which is defined as operating income before amortization of intangibles and general corporate expenses, to evaluate the performance of, and allocate resources to, the segments. Altria's management also reviews net earnings, diluted earnings per share ("EPS") and OCI on an adjusted basis, which excludes certain income and expense items that management believes are not part of underlying operations. These items may include, for example, loss on early extinguishment of debt, restructuring charges, SABMiller plc ("SABMiller") special items, certain Philip Morris Capital Corporation ("PMCC") leveraged lease items, certain tax items, charges associated with tobacco and health litigation items, and settlements of, and determinations made in connection with, certain non-participating manufacturer ("NPM") adjustment disputes (such settlements and determinations are referred to collectively as "NPM Adjustment Items"). Altria's management does not view any of these special items to be part of Altria's sustainable results as they may be highly variable, are difficult to predict and can distort underlying business trends and results. In addition, Altria's management reviews adjusted discretionary cash flow, which is defined as the change in cash and cash equivalents with certain adjustments as shown in the reconciliation below. Adjusted discretionary cash flow is a measure of Altria's performance and is not a liquidity measure. Altria's management believes that adjusted financial measures provide useful insight into underlying business trends and results and provide a more meaningful comparison of year-over-year results. Altria's management uses adjusted financial measures for planning, forecasting and evaluating business and financial performance, including allocating resources and evaluating results relative to employee compensation targets. Additional uses of these adjusted financial measures by the Compensation Committee are further discussed in the Proxy Statement. These adjusted financial measures are not consistent with GAAP and may not be calculated the same as similarly titled measures used by other companies. These adjusted financial measures should thus be considered as supplemental in nature and not considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. Reconciliations of non-GAAP financial measures are provided below.

Altria Group, Inc.
Reconciliation of Adjusted Diluted EPS

	For the Years Ended December 31,			
	2015	2014	2013	2012
Reported diluted EPS	$ 2.67	$ 2.56	$ 2.26	$ 2.06
NPM Adjustment Items	(0.03)	(0.03)	(0.21)	–
Tobacco and health litigation items	0.05	0.01	0.01	–
SABMiller special items	0.04	0.01	0.01	(0.08)
Loss on early extinguishment of debt	0.07	0.02	0.34	0.28
Asset impairment, exit, integration, implementation and acquisition-related costs	–	0.01	–	0.01
PMCC leveraged lease benefit	–	–	–	(0.03)
Tax items [1]	–	(0.01)	(0.03)	(0.03)
Adjusted diluted EPS	$ 2.80	$ 2.57	$ 2.38	$ 2.21
Growth in annual adjusted diluted EPS vs. prior year	8.9%	8.0%	7.7%	
Adjusted diluted EPS three-year compound annual growth rate	8.2%			

(1)   Excludes the tax impact of the PMCC leveraged lease benefit.

Altria Group, Inc.
Selected Financial Data by Reporting Segment
Reconciliation of Adjusted OCI for Years Ended December 31,
(dollars in millions)

	Smokeable Products			Smokeless Products			Wine		
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Reported OCI	$7,569	$6,873	$7,063	$1,108	$1,061	$1,023	$ 152	$134	$118
NPM Adjustment Items	(97)	(43)	(664)	–	–	–	–	–	–
Asset impairment, exit and implementation costs	–	(6)	4	4	(1)	3	–	–	–
Tobacco and health litigation items	127	27	18	–	–	–	–	–	–
Adjusted OCI	$7,599	$6,851	$6,421	$1,112	$1,060	$1,026	$ 152	$134	$118
Change in adjusted OCI 2015 vs. 2014	10.9%			4.9%			13.4%		

Altria Group, Inc.
Reconciliation of Adjusted Net Earnings
For the Year Ended December 31, 2015
(dollars in millions)

Reported net earnings	$5,241
NPM Adjustment Items	(51)
Tobacco and health litigation items	94
SABMiller special items	82
Loss on early extinguishment of debt	143
Asset impairment, exit and integration costs	9
Other income, net	(3)
Tax items	(11)
Adjusted net earnings	$5,504

Altria Group, Inc.
Reconciliation of Adjusted Discretionary Cash Flow
For the Year Ended December 31, 2015
(dollars in millions)

Decrease in cash and cash equivalents	$(952)
Dividends paid on common stock	4,179
Long-term debt repaid	1,793
Repurchases of common stock	554
Other	36
Adjusted discretionary cash flow	$5,610

ALTRIA GROUP, INC. 2016 ANNUAL MEETING OF SHAREHOLDERS
PRE-REGISTRATION FORM

I am a shareholder (or duly appointed proxy for a shareholder) of Altria Group, Inc. and plan to attend the Altria Group, Inc. Annual Meeting of Shareholders to be held on Thursday, May 19, 2016.

NAME *(please print)*	PHONE NUMBER

STREET ADDRESS	CITY	STATE	ZIP CODE

NAME OF GUEST (IF ANY)

PLEASE NOTE THE FOLLOWING:

- Space is limited and pre-registration requests are accommodated on a *first-come, first-served basis*.
- Guest Policy: You may bring only one immediate family member as a guest. All immediate family member guests must be 21 years of age or older. A duly appointed proxy for a shareholder will not be allowed to bring a guest to the meeting.
- All shareholders (or duly appointed proxy for a shareholder, including a corporate or institutional shareholder) must provide proof of share ownership.
- Once we receive your request with proof of share ownership, we will mail to you information that you will need regarding the 2016 Annual Meeting, including credentials that you will be required to bring with you in order to facilitate your entry to the Annual Meeting.

Please return this form, along with your proof of ownership:

- **By e-mail to *ASMAttendanceRequests@altria.com*;**
- **By fax to 1-800-352-6172 (from within the United States) or 1-919-697-4949 (from outside the United States); or**
- **By mail to Altria Group, Inc., Corporate Secretary, 6601 West Broad Street, Richmond, Virginia 23230.**

All attendance requests should be received by Altria Group, Inc.
no later than May 13, 2016.
To avoid delay, please return this form by e-mail or facsimile.

Please contact Altria Group, Inc. Shareholder Services at 804-484-8838 in advance should you require special assistance for the day of the meeting or with other questions.

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Our Mission

Our Mission is to own and develop financially disciplined businesses that are leaders in responsibly providing adult tobacco and wine consumers with superior branded products.

In pursuing our Mission, we have established the following goals for Altria and its subsidiary companies:

INVEST IN LEADERSHIP
We will invest in excellent people, leading brands and external stakeholders important to our businesses' success.

ALIGN WITH SOCIETY
We will actively participate in resolving societal concerns that are relevant to our businesses.

SATISFY ADULT CONSUMERS
We will convert our deep understanding of adult tobacco and wine consumers into better and more creative products that satisfy their preferences.

CREATE SUBSTANTIAL VALUE FOR SHAREHOLDERS
We will execute our business plans to create sustainable growth and generate substantial returns for shareholders.

Our Values

Our Values guide our behavior as we pursue our Mission and our business strategies.

- Integrity, Trust and Respect
- Passion to Succeed
- Executing with Quality
- Driving Creativity into Everything We Do
- Sharing with Others

 Altria

